Exhibit 99.1
(in United States dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Year Ended December 31, 2009
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s audited consolidated financial statements for the year ended December 31, 2009 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This Management’s Discussion and Analysis contains forward-looking statements that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. References to C$ are to Canadian dollars. This Management’s Discussion and Analysis has been prepared as of March 11, 2010.
2009 HIGHLIGHTS
•	Gold production of 601,300 ounces for the fourth quarter and 2,421,300 ounces for the year, compared to 691,800 ounces and 2,324,300 ounces, respectively, in 2008.
•
Total cash costs (net of by-product copper and silver credits) of $289 per ounce for the fourth quarter, compared to $323 per ounce in 2008, and $295 per ounce for the year, compared to $305 per ounce in 2008. On a co-product basis, cash costs were $422 per ounce of gold for the fourth quarter and $391 per ounce for the year, compared to $358 per ounce and $391 per ounce, respectively, in 2008. (1)

•
Net earnings of $66.7 million for the fourth quarter ($0.09 per share) and $240.2 million ($0.33 per share) for the year, compared to net earnings of $958.1 million ($1.31 per share) and $1,475.6 million ($2.07 per share), respectively, in 2008. Adjusted net earnings amounted to $182.7 million ($0.25 per share) for the fourth quarter of 2009 and $588.2 million ($0.80 per share) for the year, compared to $84.4 million ($0.12 per share) and $397.0 million ($0.56 per share), respectively, in 2008. (2)

•
Operating cash flows from continuing operations of $366.5 million for the fourth quarter and $1,270.2 million for the year, compared to $247.9 million and $866.0 million, respectively, in 2008. Operating cash flows before working capital changes of $307.6 million for the fourth quarter and $1,180.2 million for the year, compared to $230.5 million and $933.2 million, respectively, in 2008.(3)

•	On June 5, 2009, the Company completed a 2% convertible senior note offering, due August 2014 for net proceeds of $839.8 million.
•	On October 13, 2009, the Company announced that the first lead and zinc concentrates were produced at its Peñasquito project in Mexico.
•	On November 13, 2009, the proposed amendments to the Special Lease Agreement at the Pueblo Viejo project in the Dominican Republic were approved.
•
On November 16, 2009, the Company entered into an agreement with Canplats Resources Corporation to acquire a 100% interest in the Camino Rojo gold/silver project in Mexico. This transaction completed on February 4, 2010.

(1)
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper and silver revenues from operating cash costs. Total cash costs on a co-product basis are calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues. Total cash costs have been presented excluding San Martin, which commenced reclamation activities in October 2007. Refer to page 42 for a reconciliation of total cash costs to reported operating expenses.

(2)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 for a reconciliation of adjusted net earnings to reported net earnings.

(3)
Operating cash flows before working capital changes is a non-GAAP measure which the Company believes provides a better indicator of the Company’s ability to generate cash flows from its mining operations.

GOLDCORP   |   1

(in United States dollars, tabular amounts in millions, except where noted)
OVERVIEW
Goldcorp Inc (“Goldcorp” or “the Company”) is a gold producer engaged in the operating, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, copper and silver.
At December 31, 2009, the Company’s producing mining properties are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the San Dimas gold/silver and Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States. Significant development projects include the Peñasquito gold/silver/zinc/lead and Noche Buena gold/silver projects in Mexico; the Cochenour, Éléonore and Hollinger gold projects in Canada; the Cerro Blanco gold/silver project in Guatemala; and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 65% interest in Terrane Metals Corp. (“Terrane”), a publicly traded company engaged in the development of the Mt. Milligan gold/copper project in Canada.
Goldcorp is one of the world’s lowest cost and fastest growing multi-million ounce gold producers with operations throughout the Americas. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet. Its gold production remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York and Toronto Stock Exchanges.
In response to the economic crisis which arose mid-2008, the strength of the US dollar declined during 2009 as investors sought financial security elsewhere. The commodities market, in particular gold, emerged as a strong haven for investors globally. Despite the more optimistic outlook on the economy during the second half of 2009, the strength of the US dollar continued to decline while gold prices reached record highs. During the fourth quarter of 2009 and the year ended December 31, 2009, the Company realized an average gold price of $1,107 and $978 per ounce, respectively, a 39% and 13% increase from the fourth quarter of 2008 and the year ended December 31, 2008, respectively. Gold ounces sold during 2009 increased by 2% from 2008 due to higher production at most of the Company’s mines, offset by lower production at Alumbrera and El Sauzal which was as planned. Costs of operations increased by 2% due to the higher sales volume, higher employee and consumable costs and higher export retention taxes, offset by the positive impact of the weakening of the Canadian dollar by 7% and the Mexican peso by 21% and lower YMAD net proceeds payments.
On October 13, 2009, the Company announced that the first lead and zinc concentrates were produced at its Peñasquito mine in Mexico. Throughout its mine life, Peñasquito will produce both lead and zinc concentrates, with most of the gold and silver production coming from the lead concentrates. Initial concentrates were produced as a by-product of the commissioning process. Concentrate shipment to smelters commenced and first sales were recorded in November 2009.
All components of the first sulphide process line (“Line 1”) at the Peñasquito mine are working as planned. Construction of the second sulphide process line (“Line 2”) remains on schedule for mechanical completion during the second quarter of 2010. The ramp-up of throughput rates to levels intended by management for Line 2 remains on track for the third quarter of 2010. The current capital estimate to mechanical completion is approximately 10% above the November 2007 updated feasibility estimate of $1.49 billion, excluding sustaining capital and pre-operating expenditures. Advancement of mine optimization evaluations has progressed and includes the assessment of an independent power plant and in-pit crushing and conveying.
As Peñasquito reaches its planned critical milestones during 2010, the Company’s focus will be to accelerate the development of its other high-quality growth projects. These projects include the advancement of Pueblo Viejo which remains on schedule for first gold in the fourth quarter of 2011, the access and development plan for Cochenour, construction of a deep winze (shaft) at Hoyle Pond to access new zones in Porcupine, and development of the exploration shaft at Éléonore.
The engineering trade-off study related to the Cochenour gold project was completed during the third quarter of 2009. The study indicated that the best alternative to exploit the Cochenour/Bruce Channel deposit is to enlarge and upgrade the existing Cochenour
GOLDCORP   |   2

(in United States dollars, tabular amounts in millions, except where noted)
shaft and construct a 5 kilometer high speed haulage drift on the 5400 Level to connect to the Red Lake mine. This will enable the Bruce Channel deposit ore to be hauled directly to the Red Lake mine and processed at the existing mill facility. The haulage drift will also open up several kilometers of unexplored ground at depth between the Red Lake mine and the Cochenour/Bruce Channel deposit. The Cochenour project combines the existing workings of Goldcorp’s historic Cochenour mine with the contiguous and down-dip Bruce Channel discovery, which was acquired by Goldcorp in the Gold Eagle transaction in September 2008. It is a key component of the development plans for Red Lake and will be a significant contributor to the Company’s long-term growth profile.
GOLDCORP   |   3

(in United States dollars, tabular amounts in millions, except where noted)
CORPORATE DEVELOPMENTS
Disposition of interest in the Morelos gold project
On February 10, 2010, Goldcorp entered into an agreement with Gleichen Resources Ltd. for the sale of Goldcorp’s 21.2% interest in the Morelos gold project in Mexico (“El Limón) in exchange for C$52.0 million in cash. This transaction was completed on February 24, 2010. As a result of this transaction, the Company recognized a $17.3 million after tax ($24.0 million before tax) write-down of its investment in El Limón during the fourth quarter of 2009.
Acquisition of subsidiary of New Gold Inc.
On January 7, 2010, a subsidiary of New Gold exercised the right of first refusal pursuant to the El Morro Shareholders Agreement. The right of first refusal came into effect on October 12, 2009 when Barrick Gold Corporation (“Barrick”) entered into an agreement with Xstrata Copper Chile S.A. (“Xstrata”) to acquire Xstrata’s 70% interest in Sociedad Contratual Minera El Morro, the owner of the El Morro gold/copper project in Chile (“the El Morro project”). Also on January 7, 2010, Goldcorp entered into an agreement with New Gold Inc. (“New Gold”) whereby Goldcorp agreed to loan $463.0 million to New Gold to fund the acquisition of Xstrata’s 70% interest. Goldcorp also loaned $50.0 million to a New Gold subsidiary which was paid to a different New Gold subsidiary in consideration of the internal assignment of the acquisition agreement with Xstrata. The acquisition of Xstrata’s 70% interest by the New Gold subsidiary was completed on February 16, 2010. Following this transaction, Goldcorp acquired the New Gold subsidiary. As a result of these transactions, Goldcorp now holds a 70% interest in the El Morro project with the remaining 30% held by New Gold. Goldcorp, as the project operator, has agreed to fund, through interest bearing loans, New Gold’s share of development and construction costs until intended operating levels are achieved. The amounts outstanding will be repaid to Goldcorp during the production period of the El Morro project.
The acquisition of the New Gold subsidiary will be accounted for as a business combination with the El Morro project being considered a separate reporting unit for the purpose of allocating goodwill.
On January 13, 2010, Goldcorp received a statement of claim filed by Barrick against Goldcorp, New Gold and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal by a New Gold subsidiary in respect of the El Morro project. The Company’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and intends to defend Goldcorp against Barrick’s claim.
Acquisition of Canplats Resources Corporation
On November 16, 2009, Goldcorp entered into an agreement as amended on December 23, 2009 and December 29, 2009 with Canplats Resources Corporation (“Canplats”) to acquire all of the issued and outstanding common shares of Canplats for consideration of C$4.60 per common share outstanding at the closing date. This transaction completed on February 4, 2010 for total consideration paid by the Company of C$295.6 million ($275.4 million) in cash. As a result of this transaction, Goldcorp now holds a 100% interest in the Camino Rojo gold/silver project in Mexico (“the Camino Rojo project”). This project is located approximately 50 kilometers southeast of Goldcorp’s Peñasquito project in Mexico.
This transaction will be accounted for as a business combination. The assets and liabilities of Canplats in addition to the goodwill resulting from the business combination, if any, will be assigned to and included in the Peñasquito reporting unit.
Disposition of investment in New Gold Inc. (formerly Peak Gold Ltd.)
On October 13, 2009, the Company disposed of its 7% investment in New Gold which was classified as available-for-sale for net proceeds of $65.2 million. As a result of this transaction, the Company recognized the cumulative mark-to-market gains previously recorded in AOCI of $43.0 million in earnings (net gain of $42.8 million, net of $0.2 million in selling costs) during the fourth quarter of 2009.
GOLDCORP   |   4

(in United States dollars, tabular amounts in millions, except where noted)
The Company’s 7% interest in New Gold resulted from the following transactions. Goldcorp sold its Peak gold mine in Australia and Amapari gold mine in Brazil to Peak Gold Ltd. (“Peak Gold”) in the second quarter of 2007, in exchange for $200.0 million in cash and $100.0 million in common shares of Peak Gold, representing a 22% equity interest in Peak Gold. Goldcorp’s interest in Peak Gold was reduced to 18% in the first quarter of 2008 upon the exercise of special warrants issued by Peak Gold in November 2007. Goldcorp lost significant influence over Peak Gold during the second quarter of 2008, at which time its investment was classified as available-for-sale and measured at fair value, based on quoted market prices of the underlying shares. On June 30, 2008, Peak Gold completed a business combination with Metallica Resources Inc. and New Gold, with the combined company carrying on as New Gold. Former Peak Gold shareholders received 0.1 common share of New Gold and $0.0001 in cash for each common share of Peak Gold, which resulted in Goldcorp owning 7% of New Gold. The investment in New Gold was classified as available-for-sale and measured at fair value.
During the period from June 30, 2008, the date of the Peak Gold/New Gold combination, and December 31, 2008, New Gold experienced adverse changes in the economic environment in which it operates and continued decline in the market price of its shares. As a result, the Company recorded an $81.5 million impairment loss on its investment in New Gold during the fourth quarter of 2008. During 2009, New Gold had excellent gold production and cash cost results along with successful advancement in its New Afton project. As a result, the fair value of Goldcorp’s investment in New Gold increased during the period from January 1, 2009 to October 13, 2009 and the Company recognized mark-to-market gains in accumulated other comprehensive income (“AOCI”) totalling $43.0 million.
Acquisition of Gold Eagle Mines Ltd.
On September 25, 2008, the Company acquired the net assets of Gold Eagle Mines Ltd. (“Gold Eagle”) pursuant to a plan of arrangement. The total purchase price amounted to $1.3 billion, comprising of $701.3 million in cash, $536.6 million in common shares issued, $6.0 million in stock options issued, $8.0 million in share purchase warrants issued, $26.7 million in previously owned Gold Eagle shares and $8.2 million in transaction costs. Gold Eagle’s 100% owned property in the Red Lake camp is host to the Bruce Channel Discovery, a gold exploration project southwest of Goldcorp’s Red Lake mine and contiguous to Goldcorp’s Cochenour gold project. The acquisition secures control of eight kilometers of strike length along the prolific Red Lake trend in Ontario, Canada.
The transaction was accounted for as an asset purchase for accounting purposes. The purchase consideration, net of cash, cash equivalents and non-cash working capital acquired, was allocated to mining interests. The assets and liabilities of Gold Eagle are assigned to and included in the Red Lake reporting unit.
Disposition of shares of Silver Wheaton Corp.
On February 14, 2008, Goldcorp disposed of 108 million common shares of Silver Wheaton Corp. (“Silver Wheaton”), its remaining 48% interest in Silver Wheaton, to a syndicate of underwriters for gross and net proceeds of $1,571.0 million and $1,505.1 million, respectively. The net proceeds in excess of the carrying value of the shares at the date of disposition amounted to $969.3 million. $279.4 million of this amount was recognized in earnings in the first quarter of 2008 for a total gain of $292.5 million ($136.5 million after tax), including the realization of $17.7 million of AOCI related to Silver Wheaton’s investments, offset by $4.6 million of other liabilities, with the remaining $689.9 million applied against the carrying amounts of mining interests at San Dimas, Los Filos and Peñasquito as a result of the Company’s arrangements to sell silver to Silver Wheaton.
The disposition of Silver Wheaton shares is consistent with Goldcorp’s commitment to simplify its corporate structure, while further strengthening its balance sheet. The results of Silver Wheaton were consolidated prior to the disposition.
Acquisition of full ownership of Porcupine and Musselwhite mines
On December 21, 2007, the Company acquired Kinross Gold Corporation (“Kinross”)’s 49% interest in the Porcupine gold mines in northeastern Ontario and 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa gold/silver mine in Chile and $204.9 million in cash, net of cash and cash equivalents acquired. The transaction enhanced Goldcorp’s geographic focus in NAFTA countries, and exchanged an asset with a short-term mine life for the remaining joint venture interests in two long-life mining assets.
GOLDCORP   |   5

(in United States dollars, tabular amounts in millions, except where noted)
This acquisition resulted in a change in the Company’s accounting for Porcupine and Musselwhite from proportionate consolidation of its joint venture interests to consolidation of its full ownership of the mines commencing December 21, 2007.
Sale of Peñasquito silver stream
On July 24, 2007, Goldcorp entered into an agreement with Silver Wheaton to sell 25% of the silver produced from its Peñasquito project located in Mexico for the life of the mines. Total consideration paid by Silver Wheaton was $485.0 million in cash. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due, subject to an inflationary adjustment, for silver delivered by Goldcorp under the contract.
Silver Wheaton borrowed $200.0 million under a non-revolving term loan and $300.0 million under a revolving term loan in order to finance the acquisition of the Peñasquito silver contract. At February 14, 2008, upon disposition of its interest in Silver Wheaton, Goldcorp was no longer obligated for this long-term debt.
GOLDCORP   |   6

(in United States dollars, tabular amounts in millions, except where noted)
SUMMARIZED ANNUAL FINANCIAL RESULTS (1) (2) (3)

	2009	2008(3)	2007(2)

Revenues	$2,723.6	$2,419.6	$2,206.8
Gold produced (ounces)	2,421,300	2,324,300	2,246,500
Gold sold (ounces)	2,347,300	2,304,700	2,211,000
Average realized gold price (per ounce)	$978	$868	$703
Average London spot gold price (per ounce)	$972	$872	$695
Earnings from operations	$816.0	$506.0	$612.3
Net earnings from continuing operations	$240.2	$1,475.6	$375.4
Net earnings from discontinued operation (1)	$—	$—	$84.7
Net earnings	$240.2	$1,475.6	$460.1
Net earnings per share from continuing operations
– Basic	$0.33	$2.07	$0.53
– Diluted	$0.33	$2.06	$0.53
Net earnings per share
– Basic	$0.33	$2.07	$0.65
– Diluted	$0.33	$2.06	$0.65
Cash flows from operating activities of continuing operations	$1,270.2	$866.0	$650.7
Total cash costs of continuing operations – by-product (per gold ounce) (4)(5)	$295	$305	$188
Total cash costs of continuing operations – co-product (per gold ounce) (4)(6)	$391	$391	$305
Dividends paid	$131.7	$128.7	$126.9
Cash and cash equivalents	$874.6	$262.3	$510.8
Total assets	$20,948.7	$19,008.8	$18,952.2

SUMMARIZED FINANCIAL RESULTS INCLUDING DISCONTINUED OPERATIONS (NON-GAAP (1))
Revenues	$2,723.6	$2,419.6	$2,335.6
Gold Produced (ounces)	2,421,300	2,324,300	2,292,600
Gold Sold (ounces)	2,347,300	2,304,700	2,253,400
Total cash costs – by-product (per gold ounce) (4)(5)	$295	$305	$163
Total cash costs – co-product (per gold ounce) (4)(6)	$391	$391	$305

(1)
As a result of the sale of Goldcorp’s 50% interest in La Coipa in December 2007, the results of that mine have been reclassified as a discontinued operation, in accordance with GAAP. Where noted, certain results above have been presented including La Coipa for informational purposes only.

(2)
Includes the operating results of Peak and Amapari to April 27, 2007 and March 31, 2007, the respective dates of disposition. Includes 100% of the operating results of Porcupine and Musselwhite after December 21, 2007, and 51% and 68%, respectively, prior to December 21, 2007.

(3)	Includes the operating results of Silver Wheaton to February 14, 2008, the date of disposition.

(4)
The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs for 2008 and beyond have been presented excluding San Martin for informational purposes only.

(5)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenue (by-product copper revenues for Peak and Alumbrera; by-product silver revenues for La Coipa and Marlin at market silver prices; and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(6)
Total cash costs per gold ounce on a co-product basis is calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues for Peak and Alumbrera (includes copper revenues); and La Coipa, Marlin and San Dimas (includes silver revenues).

GOLDCORP   |   7

(in United States dollars, tabular amounts in millions, except where noted)
Review of Annual Financial Results
Net earnings for the year ended December 31, 2009 were $240.2 million, or $0.33 per share, compared to $1,475.6 million, or $2.07 per share in 2008. Compared to 2008, net earnings were impacted significantly by the following factors:
•
Revenues increased by $304.0 million, or 13%, primarily due to a $298.3 million increase in gold revenues resulting from a $110 per ounce increase in realized gold prices and a 2% increase in gold sales volume and a $14.2 million increase in copper revenues resulting from a 19% increase in realized copper prices, offset by a 12% decrease in copper sales volume;

•
Operating expenses increased by $23.1 million, or 2%, primarily as a result of the higher gold and silver sales volumes, employee costs, consumption of consumables/reagents, maintenance costs and export retention taxes ($51.7 million in 2009, compared to $42.9 million in 2008), offset by the positive impact of the weakening of the Canadian dollar by 7% and the Mexican peso by 21% ($44.8 million) and lower YMAD net proceeds payments ($39.1 million in 2009, compared to $47.3 million in 2008);

•
Depreciation and depletion increased by $27.1 million, or 5%, primarily as a result of the 4% increase in gold production and increase in reclamation expenditures expensed directly in earnings relating to closed mines;

•	Exploration costs decreased by $34.0 million, or 51%, due to the focus on key development projects, in line with the Company’s 2009 plan;
•
A $17.3 million after tax ($24.0 million before tax) write-down of the Company’s investment in El Limón during the fourth quarter of 2009 as a result of the transaction with Gleichen which completed on February 24, 2010, with sales proceeds below the carrying amount of the investment prior to the write-down, compared to a $30.9 million after tax ($47.1 million before tax) write-down in the carrying amount of the Pamour open pit mining property at Porcupine in 2008 due to the loss of reserve ounces as at December 31, 2008;

•
Interest and other income (expenses) decreased by $47.4 million primarily due to the accrual of $17.6 million relating to withholding taxes in 2009 and the higher interest earned on the significant cash balances held throughout 2008, which arose from the sale of the Peñasquito silver stream in the third quarter of 2007 and the disposition of the Silver Wheaton shares in the first quarter of 2008, offset by interest earned during 2009 on cash balances resulting from the proceeds on the $862.5 million convertible senior notes issued by the Company on June 5, 2009;

•
Interest expense and financing fees increased by $51.8 million primarily as a result of the $18.5 million of issue costs expensed and $25.5 million of interest expensed relating to the convertible senior notes and $10.3 million of interest accrued relating to withholding taxes;

•	A $3.6 million gain on non-hedge derivatives, compared to a $2.6 million loss in 2008;
•
A $49.7 million after tax gain on securities ($50.2 million before tax) due to the $42.8 million gain, net of selling costs, on the sale of the Company’s 7% equity investment in New Gold and the increase in fair values of the Company’s investments in warrants, compared to a $105.9 million loss on securities (before and after tax) in 2008 primarily due to the recognition of unrealized impairment losses on two of the Company’s investments in equity securities;

•	A $15.1 million after tax gain ($20.1 million before tax) on disposition of certain mining interests, compared to a $0.5 million after tax gain ($2.6 million before tax) in 2008;
•	A $136.5 million after tax gain ($292.5 million before tax) from the disposition of the Silver Wheaton shares in the first quarter of 2008;
•
A $324.3 million foreign exchange loss on the translation of future income tax liabilities on mining interests primarily arising from the Placer Dome and Glamis acquisitions in 2006 and Gold Eagle acquisition in the third quarter of 2008, due to the 15%

GOLDCORP   |   8

(in United States dollars, tabular amounts in millions, except where noted)

and 6% strengthening of the Canadian dollar and Mexican peso, respectively, during the year ended December 31, 2009, compared to a $1,070.9 million non-cash foreign exchange gain in 2008 due to the 24% and 27% weakening of the Canadian dollar and Mexican peso, respectively, during the year ended December 31, 2008;

Adjusted net earnings amounted to $588.2 million for the year ended December 31, 2009, compared to $397.0 million in 2008. Compared to 2008, adjusted net earnings were impacted by increased revenues resulting primarily from higher realized gold prices ($110 per ounce) and higher gold sales volume, offset by higher operating costs. Total cash costs (by-product) were lower at $295 per ounce for the year ended December 31, 2009, as compared to $305 per ounce in 2008. The decrease was primarily due to higher by-product sales revenue credits resulting from higher realized copper prices, offset by a 12% decrease in copper sales volume and increased consumable, employee and maintenance costs. Adjusted net earnings was also impacted by the lower effective tax rate in 2009, as compared to 2008, which is primarily due to the impact of additional tax benefits recognized from the harmonization of the Ontario corporate income tax with the Federal tax system, offset by the use of Mexican flat tax credits on taxable earnings in Mexico in 2008. The effective tax rate in 2009 also includes the impact of a reduction of future income tax liabilities of $40.1 million resulting from Canadian provincial and federal income tax rate reductions enacted in the fourth quarter of 2009. This has been offset by increases in future income tax liabilities in Mexico of $26.2 million as a result of the changes in Mexican income tax laws and an additional income tax liability of $12.8 million arising from changes to the Mexican consolidated tax return rules enacted in the fourth quarter of 2009.
GOLDCORP   |   9

(in United States dollars, tabular amounts in millions, except where noted)
QUARTERLY FINANCIAL REVIEW

	2009
	Q1	Q2	Q3	Q4	Total

Revenues	$624.8	$628.6	$691.9	$778.3	$2,723.6
Gold produced (ounces)	616,500	582,400	621,100	601,300	2,421,300
Gold sold (ounces) (1)	607,900	564,800	601,500	573,100	2,347,300
Average realized gold price (per ounce)	$912	$927	$968	$1,107	$978
Average London spot gold price (per ounce)	$908	$922	$960	$1,100	$972
Earnings from operations	$201.8	$155.3	$217.9	$241.0	$816.0
Net earnings (loss)	$290.9	$(231.6)	$114.2	$66.7	$240.2
Net earnings (loss) per share (2)
– Basic	$0.40	$(0.32)	$0.16	$0.09	$0.33
– Diluted	$0.40	$(0.32)	$0.16	$0.09	$0.33
Cash flows from operating activities	$298.1	$263.7	$341.9	$366.5	$1,270.2
Total cash costs — by-product (per gold ounce) (3)(4)	$288	$310	$295	$289	$295
Total cash costs– co-product (per gold ounce) (3)(5)	$353	$402	$384	$422	$391

(1)	Excludes commissioning sales ounces from Peñasquito as these are credited against capitalized project costs.

(2)	Sum of quarterly earnings per share may not equal the total for the year as each quarterly amount is calculated independently of each other.

(3)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs have been presented excluding San Martin for information purposes only.

(4)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for Marlin at market silver prices; and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(5)
Total cash costs per gold ounce on a co-product basis is calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues for Alumbrera (includes copper revenues); and Marlin and San Dimas (includes silver revenues).

GOLDCORP   |   10

(in United States dollars, tabular amounts in millions, except where noted)

	2008 (1)
	Q1	Q2	Q3	Q4	Total

Revenues	$626.7	$631.7	$552.2	$609.0	$2,419.6
Gold produced (ounces)	521,900	553,200	557,400	691,800	2,324,300
Gold sold (ounces) (2)	517,800	556,200	550,500	680,200	2,304,700
Average realized gold price (per ounce)	$932	$897	$865	$797	$868
Average London spot gold price (per ounce)	$925	$896	$872	$795	$872
Earnings from operations	$219.4	$136.2	$99.4	$51.0	$506.0
Net earnings	$229.5	$(9.2)	$297.2	$958.1	$1,475.6
Net earnings (loss) per share (3)
– Basic	$0.32	$(0.01)	$0.42	$1.31	$2.07
– Diluted	$0.32	$(0.01)	$0.42	$1.31	$2.06
Cash flows from operating activities	$216.3	$184.7	$217.1	$247.9	$866.0
Total cash costs– by-product (per gold ounce) (4)(5)	$240	$308	$346	$323	$305
Total cash costs– co-product (per gold ounce) (4)(6)	$397	$432	$398	$358	$391

(1)	Includes the operating results of Silver Wheaton to February 14, 2008, the date of disposition.

(2)	Excludes commissioning sales ounces from Peñasquito as these are credited against capitalized project costs.

(3)	Sum of quarterly earnings per share may not equal the total for the year as each quarterly amount is calculated independently of each other.

(4)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs have been presented excluding San Martin for information purposes only.

(5)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for Marlin at market silver prices; and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(6)
Total cash costs per gold ounce on a co-product basis is calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues for Alumbrera (includes copper revenues); and Marlin and San Dimas (includes silver revenues).

GOLDCORP   |   11

(in United States dollars, tabular amounts in millions, except where noted)
Review of Quarterly Financial Results
Net earnings for the fourth quarter of 2009 were $66.7 million or $0.09 per share, compared with $114.2 million or $0.16 per share in the third quarter of 2009. Compared to the prior quarter, net earnings for the three months ended December 31, 2009 were impacted significantly by the following factors:
•
Revenues increased by $86.4 million, or 12%, primarily due to a $50.9 million increase in gold revenues resulting from a $139 per ounce increase in realized gold prices, offset by a 5% decrease in gold sales volume, a $26.0 million increase in copper revenues resulting from a 2% increase in copper realized prices and 29% increase in copper sales volume, and a $5.6 million increase in silver revenues resulting from a 17% increase in silver realized prices and 6% increase in silver sales volumes;

•
Operating expenses increased by $18.4 million, or 6%, primarily due to the increase in copper and silver sales volumes, and $4.5 million higher YMAD net proceeds payments and $2.5 million higher export retention taxes paid in Alumbrera;

•	Depreciation and depletion increased by $10.7 million, or 8%, primarily as a result of higher depletable costs and reclamation expenditures expensed directly in earnings relating to closed mines;
•	Corporate administration increased by $9.7 million primarily due to the timing of expenditures;
•
A $17.3 million after tax ($24.0 million before tax) write-down of the Company’s investment in El Limón during the fourth quarter of 2009 as a result of the transaction with Gleichen which completed on February 24, 2010, with sales proceeds below the carrying amount of the investment prior to the write-down;

•
Interest and other income (expenses) decreased by $12.7 million primarily due to the accrual of $17.6 million relating to withholding taxes, offset by $2.2 million received during the fourth quarter of 2009 for a business interruption claim relating to a crusher/conveyor system failure in Musselwhite and $2.9 million of severance and shut-down costs incurred during the prior quarter relating to the mill shut-down at Los Filos underground;

•	Interest expense and finance fees increased by $9.5 million primarily due to $10.3 million of accrued interest relating to withholding taxes;
•	A $5.7 million loss on non-hedge derivatives, compared to $0.4 million loss in the prior quarter;
•	A $42.8 million gain on securities (before and after tax), net of selling costs, on the disposition of the Company’s 7% equity investment in New Gold;
•	A $15.1 million after tax gain ($20.1 million before tax) on disposition of certain mining interests;
•
A $122.6 million foreign exchange loss on the translation of future income tax liabilities on mining interests arising primarily from the Placer Dome and Glamis acquisitions in 2006 and Gold Eagle acquisition in the third quarter of 2008, compared to a $17.5 million loss in the prior quarter, due to the increased volatility of the Canadian dollar and Mexican peso in the fourth quarter of 2009;

Adjusted net earnings amounted to $182.7 million for the fourth quarter of 2009, compared to $140.6 million in the prior quarter. Compared to the prior quarter, adjusted net earnings were impacted by increased revenues resulting primarily from higher realized gold prices ($139 per ounce) and higher copper sales volume, offset by lower gold sales volume, higher operating costs and higher corporate administration expenses due to timing of expenditures. Total cash costs (by-product) were lower at $289 per ounce, as compared to $295 per ounce in the prior quarter. The decrease was primarily due to higher by-product sales revenue credits and higher gold sales volume.
When compared to the fourth quarter of 2008, adjusted net earnings for the fourth quarter of 2009 increased by $98.3 million, or 117% (fourth quarter of 2008 – $84.4 million). The main factors contributing to the higher adjusted net earnings in the fourth quarter of
GOLDCORP   |   12

(in United States dollars, tabular amounts in millions, except where noted)
2009 were 39%, 277% and 66% higher gold, copper and silver realized prices, respectively ($310 per ounce, $2.71 per pound and $4.31 per ounce, respectively), 12% higher silver sales volume and lower exploration costs as the Company focused on key development projects. Offsetting these increases were 16% and 43% lower gold and copper sales volumes, respectively.
GOLDCORP   |   13

(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS
YEARS ENDED DECEMBER 31

					Average
			Gold		realized	Earnings	Total cash
			produced	Gold sold	gold price	(loss) from	costs
		Revenues	(ounces)	(ounces)	(per ounce)	operations	(per ounce) (1)(3)

Red Lake	2009	$624.8	622,700	635,300	$982	$329.2	$288
	2008	$535.8	629,200	618,300	$865	$231.5	$302
Porcupine	2009	310.2	318,300	318,600	973	88.7	447
	2008	255.6	291,000	294,000	869	(34.2)	588
Musselwhite	2009	225.5	232,600	231,200	975	52.1	585
	2008	184.6	210,500	214,000	862	21.2	611
Terrane	2009	—	—	—	—	(5.0)	—
	2008	—	—	—	—	(6.5)	—
San Dimas (1)	2009	128.6	113,000	113,000	982	61.0	287
	2008	92.6	86,700	88,800	870	30.0	405
Los Filos	2009	236.2	239,300	238,900	975	72.9	469
	2008	189.2	213,600	215,100	871	58.3	407
El Sauzal	2009	198.7	203,800	206,500	958	66.1	201
	2008	239.3	274,200	274,100	868	96.1	149
Peñasquito (2)	2009	—	90,300	—	—	—	—
	2008	—	20,000	—	—	—	—
Marlin (1)	2009	331.8	274,900	274,600	982	136.9	192
	2008	258.1	241,400	241,300	870	100.0	191
Alumbrera (1)	2009	495.5	158,200	157,800	988	158.9	(722)
	2008	490.7	189,200	192,200	870	135.3	(449)
Marigold	2009	99.0	97,900	99,500	994	22.0	596
	2008	81.4	96,200	93,300	872	12.1	608
Wharf	2009	70.9	67,700	69,300	974	12.2	686
	2008	57.2	60,700	62,200	873	19.7	481
El Limón (4)	2009	—	—	—	—	(24.0)	—
	2008	—	—	—	—	—	—
Other (5)	2009	2.4	2,600	2,600	911	(155.0)	—
	2008	35.1	11,600	11,400	893	(157.5)	—
Total	2009	$2,723.6	2,421,300	2,347,300	$978	$816.0	$295
	2008	$2,419.6	2,324,300	2,304,700	$868	$506.0	$305

(1)
Total cash costs per gold ounce is calculated net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for Marlin at market silver prices; and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(2)	Represents commissioning production ounces from Peñasquito. Sales ounces and related sales revenues are excluded as sales revenues are credited against capitalized project costs.

(3)
The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs above have been presented excluding San Martin for information purposes only.

(4)
As a result of the agreement entered into with Gleichen on February 10, 2010, the Company recognized a $24.0 million before tax ($17.3 million after tax) write-down of its investment in the El Limón during the fourth quarter of 2009.

(5)	Includes corporate activities, the operating results of Silver Wheaton to February 14, 2008, the date of disposition and San Martin.
GOLDCORP   |   14

(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS
THREE MONTHS ENDED DECEMBER 31

					Average
			Gold		realized	Earnings	Total cash
			produced	Gold sold	gold price	(loss) from	costs
		Revenues	(ounces)	(ounces)	(per ounce)	operations	(per ounce) (1)(3)

Red Lake	2009	$181.5	156,300	163,100	$1,111	$99.7	$317
	2008	$150.0	191,000	188,400	$795	$71.3	$232
Porcupine	2009	79.1	71,700	71,600	1,103	20.0	509
	2008	67.0	84,700	84,400	795	(42.2)	500
Musselwhite	2009	61.4	56,300	55,500	1,105	17.2	605
	2008	55.3	69,300	69,000	802	11.2	512
Terrane	2009	—	—	—	—	(1.9)	—
	2008	—	—	—	—	(2.1)	—
San Dimas (1)	2009	37.9	30,800	30,500	1,104	16.8	272
	2008	24.8	24,100	23,800	786	13.1	252
Los Filos	2009	66.0	60,100	59,700	1,092	25.6	444
	2008	47.0	59,400	58,700	794	9.3	469
El Sauzal	2009	38.0	34,200	34,200	1,103	9.0	371
	2008	59.9	73,800	74,900	798	22.4	144
Peñasquito (2)	2009	—	30,400	—	—	—	—
	2008	—	11,200	—	—	—	—
Marlin (1)	2009	106.4	78,600	75,900	1,108	51.3	129
	2008	63.1	68,800	66,500	807	19.2	251
Alumbrera (1)	2009	152.5	34,600	32,700	1,140	58.4	(1,333)
	2008	105.3	62,800	69,900	800	2.0	212
Marigold	2009	35.0	31,900	31,400	1,111	13.5	482
	2008	19.2	27,200	24,400	787	4.9	527
Wharf	2009	20.8	16,400	18,500	1,094	3.1	805
	2008	16.1	18,200	18,900	834	4.8	511
El Limón (4)	2009	—	—	—	—	(24.0)	—
	2008	—	—	—	—	—	—
Other (5)	2009	(0.3)	—	—	—	(47.7)	—
	2008	1.3	1,300	1,300	807	(62.9)	—
Total	2009	$778.3	601,300	573,100	$1,107	$241.0	$289
	2008	$609.0	691,800	680,200	$797	$51.0	$323

(1)
Total cash costs per gold ounce is calculated net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for Marlin at market silver prices; and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(2)	Represents commissioning production ounces from Peñasquito. Sales ounces and related sales revenues are excluded as sales revenues are credited against capitalized project costs.

(3)
The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs above have been presented excluding San Martin for information purposes only.

(4)
As a result of the agreement entered into with Gleichen on February 10, 2010, the Company recognized a $24.0 million before tax ($17.3 million after tax) write-down of its investment in the El Limón during the fourth quarter of 2009.

(5)	Includes corporate activities, the operating results of Silver Wheaton to February 14, 2008, the date of disposition and San Martin.
GOLDCORP   |   15

(in United States dollars, tabular amounts in millions, except where noted)
OPERATIONAL REVIEW
Red Lake gold mines, Canada

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore milled	189,500	200,100	194,400	197,700	781,700	765,500
Average mill head grade (grams/tonne)	27	21	30	27	26	26
Average recovery rate (%)	96%	96%	97%	97%	97%	96%
Gold (ounces)
– Produced	161,900	125,700	178,800	156,300	622,700	629,200
– Sold	164,200	128,500	179,500	163,100	635,300	618,300
Average realized gold price (per ounce)	$911	$927	$969	$1,111	$982	$865
Total cash costs (per ounce)	$265	$326	$255	$317	$288	$302
Financial Data

Revenues	$149.9	$119.3	$174.1	$181.5	$624.8	$535.8
Depreciation and depletion	$21.5	$22.6	$28.1	$28.9	$101.1	$95.4
Earnings from operations	$80.8	$52.2	$96.5	$99.7	$329.2	$231.5
Expenditures on mining interests	$21.9	$24.2	$28.9	$34.8	$109.8	$99.6
Gold production in 2009 was 622,700 ounces, at a cash cost of $288 per ounce, compared to 629,200 ounces, at a cash cost of $302 per ounce in 2008. The focus during 2009 was on accelerated development and exploration to increase mining flexibility in the high grade zone. The increased development enables mill throughput to increase and utilize available capacity, which is expected to lead to higher production in 2010. In comparison to 2008, Red Lake experienced 2% lower grades at 25.9 g/t compared to 26.4 g/t, offset by 2% higher tonnage.
Cash costs were 5%, or $14 per ounce, lower than in 2008 due to a weaker Canadian dollar ($27 per ounce, or 193%) and higher gold sales ($8 per ounce, or 57%), offset by higher operating costs ($21 per ounce, or 150%). The increase in operating costs was attributable to higher employee costs ($7.4 million) and long-hole drilling costs associated with reducing the stress envelope around the high grade zone ($3.7 million).
During the second quarter of 2009, the installation of underground infrastructure was completed which included the dewatering system and the second phase of the ventilation system at the #3 shaft.
Throughout 2009, an accelerated exploration program progressed to define the High Grade zone at depth. The early completion of the 4199 drift in the second quarter of 2009 allowed exploration of the High Grade zone at depth for the first time in many years. Numerous high grade intersections were encountered in the High Grade zone and in the Footwall zone. Exploration drilling from the 4199 drift will continue in 2010 and beyond.
During 2009, the Cochenour mine was dewatered to the 1650’ level. Dewatering is anticipated to be completed to the 2050 level which will allow for targeted exploration to commence during the first quarter of 2010. An engineering trade-off study was completed during the third quarter of 2009. The study indicated that the best alternative to exploit the Cochenour/Bruce Channel deposit is to enlarge and upgrade the existing Cochenour shaft and construct a 5 kilometer high speed haulage drift on the 5400 Level to connect to the Red Lake mine. This will enable the Bruce Channel deposit ore to be transported directly to the Red Lake mine and processed at the existing mill facility. The haulage drift will also open up several kilometers of unexplored ground at depth between the Red Lake mine and the Cochenour/Bruce Channel deposit. Capital expenditures during the fourth quarter of 2009 and the year ended December 31, 2009 amounted to $10.3 million and $22.7 million, respectively, consisting of exploration, dewatering and preparatory work for the
GOLDCORP   |   16

(in United States dollars, tabular amounts in millions, except where noted)
development of the high speed haulage drift. The Cochenour project combines the existing workings of Goldcorp’s historic Cochenour mine with the contiguous and down-dip Bruce Channel gold discovery.
Gold production for the fourth quarter of 2009 was 13%, or 22,500 ounces, less than in the third quarter of 2009. In comparison to the prior quarter, Red Lake experienced 10% lower grades and 2% higher mill throughput, as planned. Grades in the prior quarter were higher due to more material from the High Grade zone at depth (43 and 44 Levels) and reduced mining dilution. Cash costs for the fourth quarter of 2009 were 24%, or $62 per ounce, higher than in the prior quarter due to higher operating costs ($28 per ounce, or 45%), lower gold production ($27 per ounce, or 44%) and a stronger Canadian dollar ($7 per ounce, or 11%).
GOLDCORP   |   17

(in United States dollars, tabular amounts in millions, except where noted)
Porcupine mine, Canada

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore milled	998,700	1,007,700	1,013,900	1,005,100	4,025,400	3,793,800
Average mill head grade (grams/tonne)	2.82	2.68	2.90	2.40	2.70	2.61
Average recovery rate (%)	90%	90%	93%	93%	92%	92%
Gold (ounces)
– Produced	78,300	77,700	90,600	71,700	318,300	291,000
– Sold	78,600	77,600	90,800	71,600	318,600	294,000
Average realized gold price (per ounce)	$909	$932	$959	$1,103	$973	$869
Total cash costs (per ounce)	$450	$436	$406	$509	$447	$588
Financial Data

Revenues	$71.5	$72.5	$87.1	$79.1	$310.2	$255.6
Depreciation and depletion	$15.7	$16.0	$19.0	$19.2	$69.9	$63.9
Earnings (loss) from operations (1)	$19.6	$21.0	$28.1	$20.0	$88.7	$(34.2)
Expenditures on mining interests	$4.4	$8.9	$10.1	$14.2	$37.6	$46.2

(1)
During the fourth quarter of 2008, the Company recognized a $30.9 million after tax ($47.1 million before tax) write-down of its mining interests at the Pamour open pit as a result of a reduction of 1.4 million in its proven and probable ounces of gold reserves.

Gold production for 2009 was 9%, or 27,300 ounces, more than in 2008 due to 6% higher mill throughput and 3% higher grades. At the Dome underground, previous improvements to sand fill removal from ore and additional bulk stopes resulted in 9% higher grades and 89% higher tonnage. The Hoyle Pond underground operation experienced 9% higher grades due to increased mining of higher grade veins and similar tonnage. The Pamour Pit operation experienced 10% lower grades and 1% lower tonnage with the suspension of open pit mining in July of 2009. Surface medium and low grade stock piles have replaced the Pamour ore feeds.
Cash costs were 24%, or $141 per ounce, lower than in 2008 due to lower operating costs ($56 per ounce, or 40%), higher gold production ($45 per ounce, or 32%) and a weaker Canadian dollar ($40 per ounce, or 28%). Operating costs decreased primarily due to the suspension of mining of the Pamour open pit, diesel fuel ($7.2 million), explosives ($5.2 million), maintenance parts ($3.9 million), offset by higher power costs on the increased tonnage ($1.9 million).
Exploration during 2009 continued to focus on further reserve definition of the VAZ zone mineralization and following extensions of the TVZ zone and the North Mafic zone. The Hoyle Pond mine realized improved gold grades and the extension of several gold structures at depth. The exploration success supports the Company’s planned capital investments in mine development over the next four years, which include a deep winze (shaft) to access new zones at Hoyle Pond, enhancement of operational flexibility in accessing the current mining zones and an increase in efficiencies in travel time and skipping ore and waste.
Gold production for the fourth quarter of 2009 was 21%, or 18,900 ounces, less than in the third quarter of 2009 due to 17% lower grades primarily from Hoyle Pond and the processing of lower grade stockpile at the Pamour Pit. In comparison to the prior quarter, the Dome underground operation experienced 15% higher grades and 2% lower tonnage due to higher than planned grades from several stopes and reduced ore tonnes during development. The Hoyle Pond underground operation experienced 24% lower grades primarily due to timing of development in the high grade VAZ zone and 3% lower tonnage due to sequencing of stope blocks, rehabilitation and equipment availability. In comparison to the prior quarter, stockpile processing at the Pamour Pit provided 23% lower grades due to the transitioning from medium to low grade stockpiles and 1% lower tonnage.
GOLDCORP   |   18

(in United States dollars, tabular amounts in millions, except where noted)
Cash costs for the fourth quarter of 2009 were 25%, or $103 per ounce, higher than in the prior quarter due to lower gold production ($114 per ounce, or 111%), a stronger Canadian dollar ($3 per ounce, or 3%), offset by lower operating costs ($14 per ounce, or 14%). The decrease in operating costs was primarily attributable to lower costs for maintenance and certain consumables.
GOLDCORP   |   19

(in United States dollars, tabular amounts in millions, except where noted)
Musselwhite mine, Canada

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore milled	319,800	340,900	291,800	337,000	1,289,500	1,236,800
Average mill head grade (grams/tonne)	5.72	6.94	5.51	5.49	5.93	5.56
Average recovery rate (%)	95%	95%	95%	95%	95%	95%
Gold (ounces)
– Produced	54,600	71,900	49,800	56,300	232,600	210,500
– Sold	55,200	72,100	48,400	55,500	231,200	214,000
Average realized gold price (per ounce)	$920	$927	$958	$1,105	$975	$862
Total cash costs (per ounce)	$532	$508	$737	$605	$585	$611
Financial Data

Revenues	$50.8	$66.9	$46.4	$61.4	$225.5	$184.6
Depreciation and depletion	$6.6	$7.5	$8.0	$8.3	$30.4	$25.8
Earnings from operations	$12.7	$21.2	$1.0	$17.2	$52.1	$21.2
Expenditures on mining interests	$15.5	$16.4	$23.1	$23.9	$78.9	$31.2
Gold production for 2009 was 10%, or 22,100 ounces, more than in 2008 due to 7% higher grades and 4% higher mill throughput. The higher grades were due to a higher proportion of material being mined from the PQ Deeps and PG zone. The higher mill throughput resulted from increased stope flexibility within the mine plan, as compared to 2008, when a mechanical issue with the crushing/conveying system and ground control issues impacted underground tonnage.
Cash costs were 4%, or $26 per ounce, lower than in 2008 due to a weaker Canadian dollar ($49 per ounce, or 188%) and higher gold production ($46 per ounce, or 177%), offset by higher operating costs ($69 per ounce, or 265%). The increase in operating costs was primarily attributable to higher development costs incurred to improve stope flexibility during production ($5.4 million), higher costs for maintenance on the crusher, conveyor, leach and grinding circuits ($4.1 million), higher employee costs ($2.7 million) and increased camp and freight costs ($3.2 million).
Musselwhite continued to produce successful exploration results during 2009. Underground exploration on the PQ Deeps extended the known resource, extending both the C- and D-blocks, while defining the final northern extent of the A-block. Delineation drilling on the southern portion of the PQ Deeps extended the D-block and provided better definition of the A- and C-blocks. Drilling on the Moose zone extended the resource and saw the re-emergence of the S1 and S2 zones. All zones, with the exception of the A-block of the PQ Deeps are open to the north.
Gold production for the fourth quarter of 2009 was 13%, or 6,500 ounces, more than in the third quarter of 2009. The higher production was due to improved stope flexibility and continuous operations, as compared to the prior quarter, which included an 11-day planned shutdown for plant and electrical maintenance. Cash costs for the fourth quarter of 2009 were 18%, or $132 per ounce, lower than in the prior quarter due to higher gold production ($97 per ounce, or 74%) and lower operating costs ($49 per ounce, or 37%), offset by a stronger Canadian dollar ($14 per ounce, or 11%). The decrease in operating costs was primarily due to reduced maintenance costs ($1.9 million) and lower employee costs ($1.7 million).
GOLDCORP   |   20

(in United States dollars, tabular amounts in millions, except where noted)
San Dimas mine, Mexico

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore milled	164,100	172,000	170,800	166,400	673,300	657,500
Average mill head grade (grams/tonne)
– Gold	5.40	5.04	5.13	5.89	5.36	4.29
– Silver	266	241	237	251	249	261
Average recovery rate (%)
– Gold	97%	97%	98%	98%	97%	97%
– Silver	94%	95%	95%	95%	95%	94%
Produced (ounces)
– Gold	27,600	27,100	27,500	30,800	113,000	86,700
– Silver	1,323,000	1,263,900	1,231,800	1,274,700	5,093,400	5,113,500
Sold (ounces)
– Gold	28,000	27,100	27,400	30,500	113,000	88,800
– Silver	1,352,300	1,253,600	1,234,200	1,263,500	5,103,600	5,237,200
Average realized price (per ounce)
– Gold	$913	$929	$969	$1,104	$982	$870
– Silver (1)	$4.02	$4.02	$4.02	$4.04	$4.02	$3.96
Total cash costs (per gold ounce) (1)	$257	$309	$313	$272	$287	$405
Financial Data

Revenues	$30.5	$29.6	$30.6	$37.9	$128.6	$92.6
Depreciation and depletion	$2.6	$0.1	$0.1	$3.3	$6.1	$5.8
Earnings from operations	$15.3	$15.3	$13.6	$16.8	$61.0	$30.0
Expenditures on mining interests	$3.5	$5.4	$5.3	$7.9	$22.1	$32.2

(1)	Silver was sold to Silver Wheaton at a price of $4.04 per ounce ($4.02 prior to November 2009). The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.
Gold production for 2009 was 30%, or 26,300 ounces, more than in 2008 due to additional high grade stopes in the Roberta and Robertita veins in the Central Block area. Silver production for 2009 was consistent with production for 2008. In comparison to 2008, San Dimas experienced 25% higher and 5% lower grades for gold and silver, respectively, and 2% higher tonnage due to ore from exploration drifting.
Cash costs for 2009 were 29%, or $118 per ounce, lower than in 2008 due to higher gold production ($86 per ounce, or 73%) and a weaker Mexican peso ($48 per ounce, or 41%), offset by higher operating costs ($16 per ounce, or 14%). The increase in operating costs was attributable to employee costs ($2.4 million), maintenance ($1.1 million) and consumables ($1.1 million) due to increased tonnage, partially offset by lower energy and fuel costs ($1.6 million) as a result of operating the Las Truchas hydro-electric plant for the full year in comparison to seven months in 2008.
Positive exploration results were obtained throughout 2009 with three veins confirmed in the Sinaloa Graben Block (Julieta, North Sinaloa and Robertita).
The San Francisco ore pass was completed during the third quarter of 2009 and is now in use and providing operating efficiencies in ore haulage. The San Luis Bridge was completed during the fourth quarter of 2009 and represents the first stage of the new waste rock dump expected to be completed by 2011.
Gold and silver production for the fourth quarter of 2009 were 12%, or 3,300 ounces, and 3%, or 42,900 ounces more, respectively, than in the third quarter of 2009 due to higher grades from the Roberta, Robertita and Marina veins in the Central Block area. In
GOLDCORP   |   21

(in United States dollars, tabular amounts in millions, except where noted)
comparison to the prior quarter, San Dimas experienced 15% and 6% higher grades for gold and silver, respectively, offset by 3% lower tonnage. Cash costs for the fourth quarter of 2009 were 13%, or $41 per ounce, lower than in the third quarter of 2009 primarily due to higher gold production.
GOLDCORP   |   22

(in United States dollars, tabular amounts in millions, except where noted)
Los Filos mine, Mexico

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore mined	6,395,000	5,911,300	6,040,000	6,747,300	25,093,600	22,209,500
Tonnes of waste removed	7,620,400	6,788,100	7,062,000	7,184,800	28,655,300	22,556,000
Ratio of waste to ore	1.2	1.2	1.2	1.1	1.1	1.0
Tonnes of ore processed	6,436,700	6,013,400	6,135,200	6,839,100	25,424,400	22,180,100
Average grade processed (grams/tonne)	0.54	0.61	0.63	0.69	0.62	0.62
Average recovery rate (%) (2)	43%	44%	45%	42%	42%	39%
Gold (ounces)
– Produced	60,500	58,500	60,200	60,100	239,300	213,600
– Sold	60,700	58,400	60,100	59,700	238,900	215,100
Average realized gold price (per ounce)	$911	$924	$974	$1,092	$975	$871
Total cash costs (per ounce) (1)	$467	$510	$455	$444	$469	$407
Financial Data

Revenues	$55.8	$54.9	$59.5	$66.0	$236.2	$189.2
Depreciation and depletion	$11.2	$11.1	$9.9	$13.5	$45.7	$42.2
Earnings from operations	$15.9	$9.4	$22.0	$25.6	$72.9	$58.3
Expenditures on mining interests	$21.4	$18.8	$12.8	$19.8	$72.8	$49.5

(1)
Cash costs per ounce for the Los Filos open pit were $446 for 2009 and $444, $436, $471 and $442 for the fourth, third, second and first quarters, respectively.  Total cash costs reported include the results of the underground operation.

(2)
Recovery is reported on a cumulative basis starting in the second quarter of 2008, to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

Gold production for 2009 was 12%, or 25,700 ounces, more than in 2008, mainly due to higher tonnage and recovery. In comparison to 2008, Los Filos experienced 20% higher tonnes moved and 15% higher tonnes processed. The Los Filos pit operation experienced 11% lower grades and 4% higher tonnage, the El Bermejal pit operation experienced 12% higher grades and 20% higher tonnage, and the underground operation experienced 13% lower grades and 4% higher tonnage. The increase in tonnage was made possible by the increase in heap leach pad space with the completion of the third stage of the heap leach pad in the second quarter of 2009.
Cash costs were 15%, or $62 per ounce, higher than in 2008 due to higher operating costs ($143 per ounce, or 231%), offset by higher gold production ($41 per ounce, or 66%) and a weaker Mexican peso ($40 per ounce, or 65%). The increase in operating costs was attributable to increased consumption of reagents ($10.7 million), maintenance ($4.0 million), community related costs ($3.7 million), employee costs ($2.0 million) and fuel ($1.6 million).
In addition to the construction of the third stage of the heap leach pad, the dewatering trench was completed during the second quarter of 2009. Construction of the buttress to provide stability for future growth of the heap leach pad was completed during the fourth quarter of 2009. Construction of the conveying system for the crushing and agglomeration plant of higher-grade ore is progressing as planned and commissioning is expected in the first quarter of 2010.
The 2009 exploration drilling program at Los Filos provided good results, including an increase to reserves.
Gold production for the fourth quarter of 2009 was similar to the third quarter of 2009 despite closing of the underground mill facility in the third quarter of 2009. This is mainly due to 11% higher tonnage and 10% higher grades at the open pit operations.
GOLDCORP   |   23

(in United States dollars, tabular amounts in millions, except where noted)
Cash costs for the fourth quarter of 2009 were 2%, or $11 per ounce, lower than in the third quarter of 2009, primarily due to lower operating costs. The lower operating costs are the direct impact of the shutdown of the underground mill facility in the third quarter of 2009.
The Los Filos underground mine contributed 15,100 gold ounces to the total production during 2009, at a cash cost of $780 per ounce, compared to 24,700 gold ounces in 2008, at a cash cost of $666 per ounce. The milling facility that previously processed the underground ore was closed at the end of August 2009, consistent with the plan to integrate the underground operation with the existing infrastructure in the Los Filos open pit. Ore from the underground mine is being stockpiled and will be processed through the crushing and agglomeration plant in early 2010 and placed onto the heap leach pad.
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(in United States dollars, tabular amounts in millions, except where noted)
El Sauzal, Mexico

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore mined	670,500	630,700	586,400	592,600	2,480,200	2,524,800
Tonnes of waste removed	817,900	925,700	1,110,100	1,766,700	4,620,400	3,997,600
Ratio of waste to ore	1.2	1.5	1.9	3.0	1.9	1.6
Tonnes of ore milled	524,600	544,000	530,600	507,000	2,106,200	2,106,600
Average mill head grade (grams/tonne)	4.47	3.22	2.86	2.25	3.17	4.28
Average recovery rate (%)	94%	94%	93%	93%	94%	95%
Gold (ounces)
– Produced	71,000	53,100	45,500	34,200	203,800	274,200
– Sold	72,800	53,500	46,000	34,200	206,500	274,100
Average realized gold price (per ounce)	$913	$915	$964	$1,103	$958	$868
Total cash costs (per ounce)	$120	$185	$220	$371	$201	$149
Financial Data

Revenues	$67.1	$49.0	$44.6	$38.0	$198.7	$239.3
Depreciation and depletion	$26.1	$26.7	$20.3	$15.4	$88.5	$100.4
Earnings from operations	$31.6	$12.1	$13.4	$9.0	$66.1	$96.1
Expenditures on mining interests	$1.3	$3.0	$1.0	$1.0	$6.3	$8.4
Gold production for 2009 was 26%, or 70,400 ounces, less than in 2008, mainly due to 26% lower grades as expected. El Sauzal is in the latter years of its mine life and the resulting decline in production is occurring as anticipated.
Cash costs were 35%, or $52 per ounce, higher than in 2008 due to lower gold production ($49 per ounce, or 94%) and higher operating costs ($33 per ounce, or 64%), offset by a weaker Mexican peso ($30 per ounce, or 58%). The increase in operating costs was attributable to employee costs ($1.2 million) and maintenance ($1.3 million).
Gold production for the fourth quarter of 2009 was 25%, or 11,300 ounces, less than in the third quarter of 2009. In comparison to the prior quarter, El Sauzal experienced 21% lower grades and 4% lower mill throughput. Cash costs for the fourth quarter of 2009 were 69%, or $151 per ounce, higher than in the third quarter of 2009, due to lower gold production ($79 per ounce, or 52%) and higher operating costs ($74 per ounce, or 49%), offset by a net positive impact from foreign currency resulting from gains on foreign currency contracts, offset by a stronger Mexican peso ($2 per ounce, or 1%). The increase in operating costs was primarily attributable to additional equipment leases for waste removal.
GOLDCORP   |   25

(in United States dollars, tabular amounts in millions, except where noted)
Marlin mine, Guatemala

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore milled	531,500	540,800	536,300	552,400	2,161,000	1,845,000
Average mill head grade (grams/tonne)
– Gold	3.87	4.04	4.29	4.83	4.26	4.54
– Silver	77	81	92	99	87	90
Average recovery rate (%)
– Gold	93%	91%	93%	93%	93%	90%
– Silver	62%	64%	70%	77%	69%	61%
Produced (ounces)
– Gold	64,500	63,000	68,800	78,600	274,900	241,400
– Silver	857,200	884,900	1,083,200	1,331,200	4,156,500	3,212,600
Sold (ounces)
– Gold	67,700	62,000	69,000	75,900	274,600	241,300
– Silver	904,300	799,800	1,152,700	1,272,000	4,128,800	3,287,500
Average realized price (per ounce)
– Gold	$907	$927	$965	$1,108	$982	$870
– Silver	$12.80	$13.76	$14.96	$17.59	$15.07	$14.64
Total cash costs (per ounce) (1)	$217	$250	$185	$129	$192	$191
Financial Data

Revenues	$73.0	$68.5	$83.9	$106.4	$331.8	$258.1
Depreciation and depletion	$17.8	$18.3	$20.8	$22.6	$79.5	$61.6
Earnings from operations	$28.9	$23.5	$33.2	$51.3	$136.9	$100.0
Expenditures on mining interests	$7.4	$13.4	$8.0	$12.5	$41.3	$35.3

(1)
The calculation of total cash costs per ounce of gold sold is net of by-product silver sales revenue. If silver was treated as a co-product, total cash costs at Marlin for 2009 would be $341 per ounce of gold and $4.98 per ounce of silver (2008 – $321 and $5.05, respectively).

Gold and silver production for 2009 were 14%, or 33,500 ounces, and 29%, or 944,000 ounces, more than in 2008. In comparison to 2008, Marlin experienced 17% higher mill throughput, 3% and 13% higher gold and silver recoveries, respectively, offset slightly by 6% and 3% lower gold and silver grades, respectively. The increase in recoveries was due to improvements in the Merrill Crowe and milling areas.
Cash costs were 1%, or $1 per ounce, higher than in 2008 due to higher operating costs ($75 per ounce, or 7500%), offset by higher gold production ($47 per ounce, or 4700%) and higher silver by-product sales credits ($27 per ounce, or 2700%). The increase in operating costs was primarily attributable to an increase in royalties and community development expenditures ($5.4 million) and employee costs ($5.3 million).
Gold and silver production for the fourth quarter of 2009 were 14%, or 9,800 ounces, and 23%, or 248,000 ounces more, respectively, than in the third quarter of 2009. The increase in production was due to 13% and 8% higher gold and silver grades, respectively, and 10% higher silver recoveries. The higher grades were mainly due to higher grades from underground mining. The higher recoveries were due to further positive impact from processing improvements implemented in the prior quarter which includes the use of lead nitrate in the leach tanks and optimization of the leach pH level.
Underground ore tonnage mined for the fourth quarter of 2009 increased by 3% as compared to the third quarter of 2009, averaging 2,020 tonnes per day. The increase in mining rate was due to a higher percentage of production using long-hole stope mining in appropriate areas. In comparison to the prior quarter, the underground operation experienced
GOLDCORP   |   26

(in United States dollars, tabular amounts in millions, except where noted)
13% and 16% higher gold and silver grades, respectively. Open pit ore tonnage mined for the fourth quarter of 2009 increased by 10%, while gold and silver grades increased by 32% and decreased by 4%, respectively, as compared to the third quarter 2009.
Cash costs for the fourth quarter of 2009 were 30%, or $56 per ounce, lower than in the third quarter of 2009 due to higher silver by-product sales credits ($45 per ounce, or 80%) and higher gold production ($39 per ounce, or 70%), offset by higher operating costs ($28 per ounce, or 50%). The increase in operating costs was primarily attributable to an increase in employee costs ($2.8 million).
GOLDCORP   |   27

(in United States dollars, tabular amounts in millions, except where noted)
Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore mined	2,179,000	2,950,800	2,301,800	3,557,400	10,989,000	10,526,500
Tonnes of waste removed	5,838,700	5,555,600	5,491,700	5,199,900	22,085,900	26,747,500
Ratio of waste to ore	2.7	1.9	2.4	1.5	2.0	2.5
Tonnes of ore milled	3,341,600	3,753,000	3,424,100	3,556,600	14,075,300	14,063,300
Average mill head grade
– Gold (grams/tonne)	0.60	0.53	0.39	0.43	0.49	0.55
– Copper (%)	0.51%	0.47%	0.38%	0.48%	0.46%	0.50%
Average recovery rate (%)
– Gold	73%	73%	68%	67%	71%	76%
– Copper	82%	84%	79%	87%	83%	83%
Produced
– Gold (ounces)	47,200	46,900	29,500	34,600	158,200	189,200
– Copper (thousands of pounds)	30,600	32,600	22,700	32,400	118,300	129,700
Sold
– Gold (ounces)	44,400	47,100	33,600	32,700	157,800	192,200
– Copper (thousands of pounds)	26,100	32,900	24,300	31,300	114,600	130,800
Average realized price
– Gold (per ounce)	$925	$930	$1,006	$1,140	$988	$870
– Copper (per pound)	$2.29	$2.73	$3.63	$3.69	$3.08	$2.59
Total cash costs (per gold ounce) (1)	$(368)	$(559)	$(823)	$(1,333)	$(722)	$(449)
Financial Data

Revenues	$94.7	$128.7	$119.6	$152.5	$495.5	$490.7
Depreciation and depletion	$18.3	$18.3	$15.9	$17.6	$70.1	$75.3
Earnings from operations	$30.1	$32.9	$37.5	$58.4	$158.9	$135.3
Expenditures for mining interests	$3.5	$3.8	$1.9	$3.4	$12.6	$22.6

(1)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper was treated as a co-product, cash costs at Alumbrera for 2009 would be $434 per ounce of gold and $1.54 per pound of copper (2008 – $408 and $1.37, respectively).

Goldcorp’s share of Alumbrera’s gold and copper production in 2009 was 16%, or 31,000 ounces, and 9%, or 11.4 million pounds, less than in 2008, respectively, which was anticipated. Gold production decreased due to 11% lower gold grades and 7% lower gold recoveries. Copper production decreased due to 8% lower copper grades.
Cash costs were 61%, or $273 per ounce, lower than in 2008 due to higher copper by-product sales credits resulting mainly from higher copper prices ($418 per ounce, or 153%), lower operating costs ($100 per ounce, or 37%) and lower YMAD net proceeds payments ($52 per ounce, or 19%), offset by lower gold ounces sold ($297 per ounce, or 109%). The decrease in operating costs was primarily due to lower costs for fuel, other consumables and contractors.
Goldcorp’s share of Alumbrera’s gold and copper production for the fourth quarter of 2009 was 17%, or 5,100 ounces, and 43%, or 9.7 million pounds, more than in the third quarter of 2009, as planned. In comparison to the prior quarter, Alumbrera experienced 4% higher tonnage, 10% and 26% higher gold and copper grades, respectively, 1% lower gold recovery and 10% higher copper recovery.
Cash costs for the fourth quarter of 2009 were 62%, or $510 per ounce, lower than in the third quarter of 2009 due to higher copper by-product sales credits resulting mainly from higher copper prices ($823 per ounce, or 161%), offset by higher YMAD net proceeds payments ($136 per ounce, or 27%), higher operating costs ($129 per ounce, or 25%) and lower gold ounces sold ($48 per ounce, or 9%). The increase in operating costs was primarily attributable to higher maintenance and contractor costs. The provisional pricing
GOLDCORP   |   28

(in United States dollars, tabular amounts in millions, except where noted)
impact of higher realized copper prices during the fourth quarter of 2009 was $13.6 million, or $416 per ounce, of which $8.9 million, or $272 per ounce related to copper sales in the third quarter of 2009 that settled in the fourth quarter of 2009.
Late in 2007, the Argentine government informed mining exporters that their products would be subject to an export retention tax. Alumbrera continues to contest the payment of this retention tax and dialogue with the government is ongoing. The impact of the retention tax in the fourth quarter of 2009 was $13.1 million, which has been excluded from cash costs. Had this amount been included, by-product cash costs would have increased by $402 per ounce. The total amount of retention tax paid to date amounts to $99.2 million (Goldcorp’s share).
GOLDCORP   |   29

(in United States dollars, tabular amounts in millions, except where noted)
Marigold Mine, United States (Goldcorp’s interest – 67%)

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore mined	1,280,600	2,044,500	2,624,200	2,051,800	8,001,100	6,466,300
Tonnes of waste removed	5,825,600	5,105,100	4,261,400	5,077,300	20,269,400	18,495,200
Ratio of waste to ore	4.5	2.5	1.6	2.5	2.5	2.9
Tonnes of ore processed	1,280,600	2,044,500	2,624,200	2,051,800	8,001,100	6,419,300
Average grade processed (grams/tonne)	0.50	0.50	0.64	0.84	0.63	0.52
Average recovery rate (%)	73%	73%	73%	73%	73%	70%
Gold (ounces)
– Produced	16,600	19,500	29,900	31,900	97,900	96,200
– Sold	19,500	19,600	29,000	31,400	99,500	93,300
Average realized gold price (per ounce)	$912	$931	$964	$1,111	$994	$872
Total cash costs (per ounce)	$728	$725	$542	$482	$596	$608
Financial Data

Revenues	$17.8	$18.2	$28.0	$35.0	$99.0	$81.4
Depreciation and depletion	$3.0	$3.0	$4.3	$4.5	$14.8	$10.4
Earnings from operations	$0.5	$0.6	$7.4	$13.5	$22.0	$12.1
Expenditures for mining interests	$1.8	$15.4	$9.3	$2.8	$29.3	$14.6
Goldcorp’s share of Marigold’s production for 2009 was 2%, or 1,700 ounces, more than in 2008. In comparison to 2008, Marigold experienced 21% higher grades and 25% higher tonnes processed. The higher grades were due to mining from the higher grade areas of the Basalt Pit, in comparison to 2008, when lower grade areas of the Basalt and Antler Pits were mined. Six new 300-tonne haul trucks and a backup loader were commissioned during 2009 which resulted in 13% higher total tonnes mined and an increase in leach pad inventory in the second half of the year.
Cash costs were 2%, or $12 per ounce, lower than in 2008 due to higher gold production ($38 per ounce, or 317%), offset by higher operating costs ($26 per ounce, or 217%). The increase in operating costs was attributable to higher maintenance ($4.7 million), employee costs ($2.5 million) and royalties and production taxes ($1.7 million), offset by lower costs for fuel, explosives and reagents ($5.1 million).
Exploration during 2009 focused on the Red Dot resource and the Pediment areas to the north of the property. Pediment targets were generated from geochemical sampling and further interpretation of geophysical data. The recent exploration in the Red Dot area resulted in a 730,000 ounce reserve addition.
Gold production for the fourth quarter of 2009 was 7%, or 2,000 ounces, more than in the third quarter of 2009. The increase was due to 31% higher grades from lower levels of the Basalt Pit and the placement of ore near the bottom of the leach pad which allowed for quicker processing of solution. Cash costs for the fourth quarter of 2009 were 11%, or $60 per ounce, lower than in the third quarter of 2009 mainly due to higher gold production.
GOLDCORP   |   30

(in United States dollars, tabular amounts in millions, except where noted)
Wharf Mine, United States

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore mined	696,600	582,200	681,900	815,900	2,776,600	3,103,100
Tonnes of ore processed	633,100	680,000	804,500	756,900	2,874,500	2,945,800
Average grade processed (grams/tonne)	0.75	0.85	0.87	0.82	0.82	0.86
Average recovery rate (%)	69%	71%	70%	71%	70%	69%
Gold (ounces)
– Produced	15,300	18,700	17,300	16,400	67,700	60,700
– Sold	14,200	18,900	17,700	18,500	69,300	62,200
Average realized gold price (per ounce)	$910	$924	$955	$1,094	$974	$873
Total cash costs (per ounce)	$674	$596	$665	$805	$686	$481
Financial Data

Revenues	$13.7	$18.5	$17.9	$20.8	$70.9	$57.2
Depreciation and depletion	$1.4	$2.1	$1.8	$2.3	$7.6	$3.6
Earnings from operations	$1.9	$3.9	$3.3	$3.1	$12.2	$19.7
Expenditures for mining interests	$0.3	$0.5	$0.3	$0.5	$1.6	$10.3
Gold production for 2009 was 12%, or 7,000 ounces, more than in 2008. In comparison to 2008, improved leach pad management and plant improvements offset the impact of the 5% lower grades and 2% lower tonnage.
Cash costs were 43%, or $205 per ounce, higher than in 2008 due to higher operating costs ($254 per ounce, or 124%), offset by higher gold production ($49 per ounce, or 24%). The increase in operating costs was attributable to higher usage of consumables, employee costs, pad three unloading costs and stripping costs.
Gold production for the fourth quarter of 2009 was 5%, or 900 ounces, less than in the third quarter of 2009. In comparison to the prior quarter, Wharf experienced 6% lower grades and 6% lower tonnage processed which was offset by quicker recovery of ounces from the recently unloaded pad three due to the ore being closer to the liner.
Cash costs for the fourth quarter of 2009 were 21%, or $140 per ounce, higher than in the third quarter of 2009 primarily due to the lower grade ore and tonnes processed and the higher cost ounces unloaded from pad three.
GOLDCORP   |   31

(in United States dollars, tabular amounts in millions, except where noted)
PROJECT DEVELOPMENT REVIEW
Peñasquito Project, Mexico
Peñasquito is a 100% owned development project consisting of two open pits, Peñasco and Chile Colorado. The mine is currently producing oxide and sulphide ore from the Peñasco pit. The oxide ore, which is ancillary to the primary operation, is directly hauled to a leach facility which commenced pre-commissioning production in the second quarter of 2008. The sulphide ore is hauled to both the line 1 mill (“Line 1”), which commenced pre-commissioning production in the fourth quarter of 2009, and to stockpiles. Upon completion of the construction of the line 2 mill (“Line 2”) and high pressure grinding rolls (“HPGR”), Peñasquito’s processing facility will ramp up to a rate of 130,000 tonnes per day. Following ramp-up, annual production over the life of mine (estimated at 22 years) is expected to average approximately 500,000 ounces of gold, 31 million ounces of silver and over 400 million pounds of zinc. In December 2009, new reserves were calculated using the latest exploration data and the deposit now contains 17.8 million ounces of proven and probable gold reserves, 4.5 million ounces of measured and indicated gold resources and 1.2 million ounces of inferred gold resources. Peñasquito also contains 1,070.1 million ounces of proven and probable silver reserves, 391.0 million ounces of measured and indicated silver resources and 81.6 million ounces of inferred silver resources. In addition, Peñasquito contains 7.2 million and 15.9 million pounds of proven and probable lead and zinc reserves, respectively, 2.7 million and 9.1 million pounds of measured and indicated lead and zinc resources, respectively, and 0.8 million and 1.6 million pounds of lead and zinc inferred resources, respectively.
Project status
On October 13, 2009, the Company announced that the first lead and zinc concentrates were produced. Throughout its mine life, Peñasquito will produce both lead and zinc concentrates, with most of the gold and silver production coming from the lead concentrates. Initial concentrates were produced as a by-product of the commissioning process. Concentrate shipment to smelters commenced and first sales were recorded in November 2009. All components of Line 1 are working as planned. Line 2 construction remains on schedule for mechanical completion at the end of the second quarter of 2010.
As at December 31, 2009, total project expenditures and commitments, excluding sustaining capital and pre-operating expenditures are $1.6 billion, of which $1.5 billion is spent and $88 million is committed. Sustaining capital spent and pre-operating expenditures (oxide and sulphide expenditures, net of respective revenues) at December 31, 2009 are $177.0 million and $14.4 million, respectively.
The current capital estimate to mechanical completion remains at approximately 10% above the November 2007 updated feasibility $1.49 billion estimate, excluding sustaining capital and pre-operating expenditures.
During 2009, several major milestones related to mining and processing facilities were achieved at Peñasquito:
Related to mining activities
•
Fifty-seven (300-tonne) haul trucks and four electric shovels are operating at an average mining rate of approximately 500,000 tonnes per day. All mining equipment and permanent maintenance facilities are now in use.

•
Oxide ore continues to be hauled to the heap leach facility and sulphide ore is being hauled to the primary crusher or to stockpiles. The heap leach operation produced pre-commissioning production of 83,200 ounces of gold and 2.6 million ounces of silver, with total costs of $18.3 million ($25.1 million project to date). These costs are capitalized and proceeds from sales during the pre-commissioning production phase are offset against capitalized mining costs. At December 31, 2009, 9.2 million tonnes of sulphide ore were stockpiled and an additional 2.0 million tonnes were exposed in the pit and available for mining. The in-house RC drilling program continues to identify the ore type and quality ahead of mining.

GOLDCORP   |   32

(in United States dollars, tabular amounts in millions, except where noted)
Related to the processing facilities
•	Commissioning of the primary crusher commenced early in the second quarter of 2009 with the first material crushed and conveyed on April 10, 2009.
•
The Line 1 grinding, flotation and filtration circuits, including the reagents warehouse, were commissioned during the third quarter of 2009 and are now fully operational. The first concentrates were produced in October 2009 and as of February 28, 2010, 11,486 Dry Metric Tonnes (“DMT”) of lead concentrates and 16,116 DMT of zinc concentrates had been produced and accepted by customers, with qualities that meet commercial specifications.

•
Construction efforts are now focused on Line 2 with the mills set in place, installation of mill motors in progress and erection of flotation cells on-going. Remaining parts for the mills are on site. Steel erection continues in the grinding and lead flotation areas, while concrete work continues in the lead and zinc re-grind areas.

•
The permit for water requirements to support full production throughout the life of mine was received. The Torres and El Vergel well-fields are now fully operational and capable of being controlled remotely. At December 31, 2009, sufficient water was stored for on-going mill operation.

Related to the exploration activities
•
During 2009, activities at the site were focused on defining the south sediments of the Chile Colorado pit as well as condemnation drilling and geotechnical drilling around the Peñasco pit. Further drilling for the deeper manto targets was initiated.

•	Regional exploration was focused on several targets, with the majority of effort focused on Noche Buena, and drilling in the Mazapil Valley and El Quemado.
•
The Noche Buena project is a mid-stage exploration project located in north-eastern Zacatecas state, four kilometers north of the Peñasquito project. The Noche Buena property comprises some twenty-four square kilometers and is contiguous with the northern border of the Peñasquito land position. Historic mining has occurred on the property with the last production being around 1990. In-fill drilling of oxide ore and continued testing of sulphide systems remain a key focus of exploration efforts. Measured and indicated resources at December 31, 2009 totaled 0.5 million ounces of gold and 18.4 million ounces of silver. Inferred resources totaled 0.2 million ounces of gold and 2.0 million ounces of silver. Current resources support the potential for a low-cost satellite heap leach operation in the Peñasquito district.

GOLDCORP   |   33

(in United States dollars, tabular amounts in millions, except where noted)
Éléonore Project, Canada
The Éléonore Project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada. The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of 9uébec, located in the core of what Goldcorp believes to be a promising new gold district in North America. As of December 31, 2009, the deposit contained 3.2 million ounces of indicated gold resources at an average grade of 11.92 grams per tonne and 6.3 million ounces of inferred gold resources at an average grade of 12.93 grams per tonne.
Exploration drilling during 2009 focused on better defining and understanding the deposit and high grade potential of the ore body, including the potential high grade blocks between the elevations 500 and 900 meters from surface, and concentrated on the deep, north and south extensions of the deposit. Positive drilling results along with geological interpretation and modeling continue to define the high grade core and plunge of the deposit.
In preparation for the sinking of a 725 meter deep exploration shaft to commence in 2010, access to the site was enhanced during 2009 through the construction of a winter road and a temporary airstrip. Site accommodation and support infrastructure was also enhanced for this work.
A recently completed pre-feasibility study for the Éléonore project in Quebec has confirmed management’s expectation for a long-lived underground gold mine with strong, sustained production at low cash costs. Over a 16-year mine life expected to commence in 2015, annual gold production is expected to average approximately 330,000 ounces at cash costs below $400 per ounce based upon an average mined grade of over 10 grams per tonne and a daily processing rate of 3,000 tonnes per day. The initial capital expenditure for the project is expected to total approximately $800 million. Project expenditures of approximately $95 million are expected in 2010.
The pre-feasibility study is based on the 2008 reserve and resource update. The significant increase in inferred gold resources as reported in the Company’s 2009 reserve and resource statement is being incorporated into the study, as are additional opportunities to optimize the project. Drilling of the deposit has identified a deep zone of high grade gold mineralization to the north of the Roberto zone, and scoping efforts have focused on accessing this high grade material earlier in the mine life to further enhance project economics. No production from Éléonore is currently included in the Company’s five-year 57% growth profile.
Collar excavation for the exploration shaft is expected to commence during the first quarter of 2010, with sinking completed in the third quarter of 2012. Based upon work to be completed in 2010, a construction decision on the Éléonore project is expected at year-end.
Collaborative work continues between Goldcorp, Wemindji and the Grand Council of the Crees to support the advanced exploration program and develop a collaboration agreement for the future mine. The project Environmental and Social Impact Study (“ESIA”) was submitted in January 2010 and work to provide grid power to the project site by the third quarter of 2010 continues.
Capital expenditures during the fourth quarter of 2009 and the year ended December 31, 2009 amounted to $19.6 million and $66.6 million, respectively. Cumulative expenditures to date amounted to $227.6 million including a cumulative pre-payment to Hydro Quebec for the power line construction in the amount of $32.0 million.
GOLDCORP   |   34

(in United States dollars, tabular amounts in millions, except where noted)
Cerro Blanco Project, Guatemala
The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. As of December 31, 2009, the deposit contains 1.3 million ounces of indicated gold resources at an average grade of 15.64 grams per tonne and 0.7 million ounces of inferred gold resources at an average grade of 15.31 grams per tonne.
The Company will be using 2010 to demonstrate several key concepts at Cerro Blanco in preparation for a project feasibility study by mid-2011. Mining of the two drifts, from the north and south ends of the deposit (1,315 meters in total), and declining into the ore body will demonstrate the ability to mine underground in this geothermal area. In parallel, advance dewatering will be carried out to determine the long-term viability of the dewatering approach. Samples for metallurgical testing will be collected from the underground workings during 2010 to confirm the process methodology.
During 2009, mining of the two declines advanced to a total of 643 meters, with a further 672 meters remaining until they connect at the centre of the ore body. Additionally, 101 meters of lateral development to access mineralized zones and drill stations were completed in 2009. Drilling for additional dewatering wells in the third quarter of 2009 along with the installation of pumps in two existing wells is expected to increase overall dewatering efficiency. Construction of a water treatment plant commenced in the fourth quarter of 2009 and is on schedule for completion and operation by mid-2010.
A geothermal resource with the potential to generate a significant quantity of geothermal power is located adjacent to the ore body. Drilling of this resource commenced late in 2008 and the fourth well was completed in the third quarter of 2009. Analysis of the test results will be used during 2010 to determine the feasibility of producing geothermal power from the resource.
Escobal Project, Guatemala
At the Escobal silver discovery, plans are progressing toward development of this world class resource. Measured and indicated silver resources at December 31, 2009 totalled 130.1 million ounces and inferred resources totalled 187.5 million ounces. In-fill and extensional drilling will continue throughout 2010 and baseline environmental work and permitting efforts are underway.
GOLDCORP   |   35

(in United States dollars, tabular amounts in millions, except where noted)
Pueblo Viejo, Dominican Republic (Goldcorp’s interest – 40%)
Pueblo Viejo is a 23.7 million ounce proven and probable gold reserve, where Goldcorp’s interest represents 9.5 million ounces. The project is a partnership with Barrick Gold Corporation, the project operator.
The Pueblo Viejo project in the Dominican Republic is advancing on schedule with first gold expected in the fourth quarter of 2011. As a result of the plan to accelerate the expansion of the processing plant from 18,000 tonnes per day to 24,000 tonnes per day, the previously disclosed expansion capital of $0.3 billion has been brought forward such that the pre-production capital estimate is now expected to be $3.0 billion (100% basis). The accelerated expansion of the processing plant will increase Goldcorp’s share of estimated annual gold production in its first five years of operation from 400,000 – 430,000 ounces to 415,000 – 450,000 ounces at lower total cash costs of $250 — $275 per ounce, compared to previous estimates of $275 — $300 per ounce.
Site demolition is complete, the majority of site preparation earthworks are complete, 44,000 cubic meters of concrete have been poured and 1,500 tons of steel has been erected.
The proposed amendments to the Special Lease Agreement were approved by the President on November 13, 2009. The community relocation process is progressing on schedule. Pueblo Viejo is consulting with the communities in the vicinity of Puerto Viejo, the site of the project’s power generating facilities. The ESIA for the power generating facilities was submitted to the Secretaria de Estado de Medio Ambiente y Recursos Naturales in October 2009.
Goldcorp has invested $587.1 million, $90.3 million of which related to the initial acquisition cost in 2006, with the balance of $496.8 million being funds invested to finance ongoing project development activities. The project partners continue to discuss with a group of lenders to put in place approximately $1.0 billion of project financing (100% share), which covers a portion of the total capital cost of the project. Pending final review of the proposed financing as required by the lenders’ governing laws and policies, the financing is expected to close in 2010.
GOLDCORP   |   36

(in United States dollars, tabular amounts in millions, except where noted)
EXPENSES

	2009	2008	2007

Corporate administration	$137.6	$136.7	$132.9
Exploration	32.5	66.5	42.7
Write-down of mining interests	24.0	47.1	—
Included in corporate administration is stock based compensation expense of $45.1 million in 2009 (2008 — $42.6 million; 2007 — $41.2 million) which has increased due to the issuance of additional stock options and restricted share units and the vesting of previously issued stock options and restricted share units. Excluding stock based compensation expenses, corporate administration expense decreased by $1.6 million in 2009, compared to 2008, and increased by $2.4 million in 2008, compared to 2007. The decrease in corporate administration expense in 2009 was primarily due to restructuring costs incurred in 2008 and corporate efficiencies in 2009 as the Company continues to optimize its corporate functions. In 2008, increased corporate activity resulted in higher costs incurred for travel, World Gold Council fees, professional development and training, and consulting related to information systems, partially offset by a refund of capital taxes received in 2008.
Exploration costs in 2009 decreased by $34.0 million, as compared to 2008, and increased by $23.8 million in 2008, as compared to 2007. Exploration costs for 2009 were lower due to reduced exploration spending in line with the Company’s 2009 plan. Exploration costs for 2008 was higher in comparison to 2007 due to the expansion of the drilling program at Red Lake and the full ownership of Porcupine and Musselwhite for the entire fiscal year in 2008.
As a result of the sale of the Company’s 21.2% interest in the El Limón gold project to Gleichen which closed on February 24, 2010, the Company recognized a $24.0 million before tax ($17.3 million after tax) write-down of its investment in El Limón during the fourth quarter of 2009. During the fourth quarter of 2008, the Company recognized a $47.1 million before tax ($30.9 million after tax) write-down of its mining interests at the Pamour open pit in Porcupine as a result of a reduction in its proven and probable reserves by 1.5 million ounces of gold as at December 31, 2008.
OTHER INCOME (EXPENSES)

	2009	2008	2007

Interest and other income (expenses)	$(19.1)	$28.3	$20.5
Interest expense and finance fees	(59.0)	(7.2)	(44.7)
Share of earnings of equity investee	—	3.9	0.1
Gain (loss) on non-hedge derivatives, net	3.6	(2.6)	(23.5)
Gain (loss) on securities, net	50.2	(105.9)	5.5
Gain on disposition of mining interests	20.1	2.6	51.0
Gain on disposition of Silver Wheaton shares	—	292.5	—
Dilution gains (loss)	(0.3)	2.2	10.0
Gain (loss) on foreign exchange	(366.6)	1,058.9	(49.4)

	$(371.1)	$1,272.7	$(30.5)

The decrease in interest and other income (expenses) during 2009 is primarily due to accrued withholding taxes in 2009 and the higher interest earned on the significant cash balances held throughout 2008, which arose from the sale of the Peñasquito silver stream in the third quarter of 2007 and the disposition of the Silver Wheaton shares in the first quarter of 2008, offset by interest earned during 2009 on cash balances resulting from the proceeds on the $862.5 million convertible senior notes issued by the Company on June 5, 2009. The Company incurred $2.9 million of severance and shut-down costs during the third quarter of 2009 relating to the mill shut-down at Los Filos underground, offset by $2.2 million received during the fourth quarter of 2009 from a business interruption claim relating to a crusher/conveyor system failure at Musselwhite.
GOLDCORP   |   37

(in United States dollars, tabular amounts in millions, except where noted)
Interest expense and finance fees incurred during 2009 of $59.0 million relates primarily to the convertible senior notes issued on June 5, 2009 and $10.3 million of accrued interest relating to withholding taxes. The decrease in interest expense and finance fees in 2008 compared to 2007 is due to the repayment of the balance outstanding on its revolving credit facility in the first quarter of 2008 and the exclusion of Silver Wheaton’s non-revolving and revolving term loans as a result of the Company’s sale of its interest in Silver Wheaton on February 14, 2008. In 2007, the Company incurred $44.7 million of interest expense and finance fees as a result of borrowings on credit facilities in 2006 to fund the acquisition of certain Placer Dome assets. The Company did not capitalize any of its interest incurred during 2009 (2008 and 2007 — $1.4 million and $10.9 million, respectively, was capitalized to the Peñasquito project).
The share of earnings of equity investee earned during 2008 and 2007 related to the Company’s investment in Peak Gold which was accounted for using the equity method, prior to Goldcorp losing significant influence over Peak Gold during the second quarter of 2008.
As discussed under “Financial Instruments and Related Risks” below, the Company entered into foreign currency, heating oil and copper contracts during 2009. These contracts meet the definition of derivatives and do not qualify for hedge accounting. As a result, they are marked-to-market at each period end with changes in their fair values recorded in earnings for the period. A net gain of $3.6 million was recorded during 2009, comprised of realized gains of $6.9 million on matured contracts and mark-to-market losses of $3.3 million (2008 — net loss of $2.6 million, comprised of realized losses of $10.2 million on matured contracts and a reversal of unrealized mark-to-market losses recognized in previous years of $7.6 million; 2007 – net loss of $23.5 million, comprised of realized losses of $19.9 million on matured contracts and mark-to-market losses of $3.6 million).
During 2009, the Company recorded a $50.2 million gain on securities resulting from a $42.8 million gain on the disposition of its investment in New Gold and a $7.4 million net gain on its investments in warrants. During 2008, the Company recorded a $105.9 million loss on securities, primarily related to the other than temporary write-down of its investments in New Gold and one other equity security classified as available-for-sale. The Company recorded an impairment loss on its investment in New Gold during the fourth quarter of 2008 due to the adverse changes in the economic environment in which New Gold operates and the continued decline of the market price of New Gold’s shares during 2008. The net gain on securities in 2007 was $5.5 million.
During the fourth quarter of 2009, the Company sold certain mining interests for total proceeds amounting to $20.1 million and recognized a gain of $20.1 million before tax ($15.1 million after tax). During the fourth quarter of 2008, the Company recorded a gain of $2.6 million before tax ($0.5 million after tax) from the sale of certain mining assets. During the second quarter of 2007, the Company sold its Amapari and Peak mines to Peak Gold Ltd. for $200.0 million in cash and $100.0 million in share consideration. The sale resulted in a gain of $40.2 million before tax ($6.5 million after tax). In addition, the Company realized a $10.8 million gain before tax ($9.1 million after tax) from the sale of certain mining assets during the fourth quarter of 2007.
During the first quarter of 2008, the Company completed the sale of its 108 million common shares of Silver Wheaton (48% remaining interest) to a syndicate of underwriters at a price of C$14.50 per common share, for gross proceeds of $1.571 billion less total transaction costs of $55.7 million and less Silver Wheaton’s cash balance of $10.2 million. The transaction resulted in a gain of $292.5 million before tax ($136.5 million after tax) recognized in earnings in the first quarter of 2008.
Prior to the disposition of the Silver Wheaton shares on February 14, 2008, stock options, warrants and restricted share units held by non-controlling interests were exercised resulting in 0.1% dilution of the Company’s interest in Silver Wheaton and a dilution gain of $1.8 million. The Company’s interest in Silver Wheaton declined from 49% to 48% during 2007 from the additional issuances of common shares by Silver Wheaton. This dilution of interest resulted in a dilution gain of $1.1 million in 2007.
During the fourth quarter of 2009, stock options and share purchase warrants held by non-controlling interests of Terrane were exercised which resulted in a 1% dilution of the Company’s interest from 66% to 65% and the recognition of $0.4 million in dilution gain. During the first quarter of 2009, Terrane renounced the income tax benefits relating to the C$5.5 million flow through shares issued in the third quarter of 2008 which resulted in a reversal of previously recorded dilution gain of $0.7 million. The Company’s interest in Terrane decreased from 68% to 66% in 2008 (2007 - from 77% to 68%) from additional issuances of common shares by Terrane. This dilution of interest, in addition to the reversal of dilution gain previously recorded upon renouncement in 2008 of the
GOLDCORP   |   38

(in United States dollars, tabular amounts in millions, except where noted)
income tax benefits relating to flow through shares issued by Terrane in 2007, gave rise to a dilution gain of $0.4 million in 2008 (2007 –$8.9 million).
The Company recorded a net foreign exchange loss of $366.6 million, resulting from the impact of the strengthened Canadian dollar and Mexican peso on the Company’s future income tax liabilities, which are denominated in local currencies, and an increase in the Company’s net monetary liabilities denominated in local currencies which are subject to foreign exchange translation. At December 31, 2009, the Company has future income tax liabilities of $3.7 billion (2008 and 2007 - $3.4 billion) arising primarily from acquisitions of mining interests, which are monetary items translated each period end at current exchange rates to the US dollar, the Company’s functional currency. The Company recorded a net foreign exchange gain of $1,058.9 million in 2008, resulting primarily from the impact of the weakened Canadian dollar and Mexican peso on the Company’s future income tax liabilities, which are denominated in local currencies. The reduction in future income tax liabilities was offset by the negative impact of the weakened Canadian dollar on the Company’s significant cash balance denominated in Canadian dollars from the proceeds of the Silver Wheaton sale in the first quarter of 2008. In 2007, the Company recorded a net foreign exchange loss of $49.4 million, resulting primarily from the impact of the strengthened Canadian dollar on its future income tax liabilities.
INCOME AND MINING TAXES
Income and mining taxes for the year ended December 31, 2009 amounted to $206.7 million, approximately 25% of earnings before taxes, foreign exchange loss from translation of future income tax assets and liabilities, and stock option expense, which are either not subject to taxation, deductible, or likely to be utilizable. In 2008, income and mining taxes were $295.4 million, or 34% of earnings before taxes,  foreign exchange gain from translation of future income tax assets and liabilities, write-downs of investments in equity securities, and stock option expense (2007 – $160.3 million, or 24%).
The lower effective tax rate in 2009, as compared to 2008, is primarily due to the $42.8 million gain on the disposition of the Company’s investment in New Gold in 2009 not being subject to tax due to availability of capital loss carryforwards, the impact of additional tax benefits recognized from the harmonization of the Ontario corporate income tax with the Federal tax system in 2009 and the higher future income taxes payable in 2008 on the disposition of the Silver Wheaton shares of $155.9 million, offset by the use of Mexican flat tax credits on taxable earnings in Mexico ($37.8 million) in 2008.  The effective tax rate in 2009 also includes the impact of a reduction of future income tax liabilities of $40.1 million resulting from Canadian provincial income tax rate reductions enacted in the fourth quarter of 2009. This has been offset by increases in future income tax liabilities in Mexico of $26.2 million as a result of the changes in Mexican income tax laws and an additional income tax liability of $12.8 million arising from changes to the Mexican consolidated tax return rules enacted in the fourth quarter of 2009.
The gain from the disposition of the Silver Wheaton shares became taxable in 2009 and the taxes will be payable in the first quarter of 2010, and as a result, the tax liability was reclassified from future to current income taxes in the first quarter of 2009.  The impact of this reclassification was a future income recovery and current income tax expense on the statement of earnings, with no impact to net earnings.  Cash flows for 2009 were not impacted due to the non-cash nature of this reclassification.
The Mexican government approved its 2010 fiscal budget on December 15, 2009 which included several significant changes to the Mexican income tax laws. The corporate income tax rate is being increased from 28% to 30% for the period from January 1, 2010 through December 31, 2012 and reduced to 29% in 2013 and back to 28% in 2014 and thereafter. As a result, the Company’s future income tax liabilities increased by $26.2 million in the fourth quarter of 2009. In addition the Mexican government modified its consolidated tax return rules such that the company could only benefit from a maximum 5 year (formerly a maximum 10 year) tax deferral of taxable income resulting from losses of companies within the consolidated group reducing taxable income of other companies within the consolidated group.  Included with the changes to the consolidated tax return rules are provisions that tax the Company’s past consolidation benefits retroactively by estimating the tax benefits of consolidation at December 31, 2009 and requiring the company to repay the benefits in future years. This element of the changes to the consolidated tax return rules has resulted in what
GOLDCORP   |   39

(in United States dollars, tabular amounts in millions, except where noted)
the company considers a double taxation of income earned by the consolidated group. The Company has estimated that the income tax impact of this new legislation at December 31, 2009 could potentially be $79.1 million, of which $7.9 million, $23.6 million, and $47.6 million would be payable evenly during the period 2013 to 2017, 2014 to 2018 and 2015 to 2019, respectively, without additional tax restructuring. The Company has the ability and intends to execute a plan that is fully within its control and solely at its discretion to merge two entities within the consolidated group in 2013 which will reduce the estimated income tax impact to $12.8 million, of which $8.4 million and $4.4 million is payable evenly during the period 2015 to 2019 and 2018 to 2022, respectively. Accordingly, the Company has recorded an income and mining taxes payable, classified as long-term, and a current income tax expense of $12.8 million as at and for the year ended December 31, 2009. There is an expectation that Mexico may publish technical corrections to certain aspects of the Tax Reform Bill in 2010 that could significantly reduce the amounts due from the Company as described above. However, there is no assurance that Mexico will in fact publish such corrections, nor is it clear what impact any corrections published will have on the Company’s actual liability under the new law. Although any ultimate outcome is uncertain, the Company intends to contest the validity and effective date of the new legislation.
On October 1, 2007, the Government of Mexico enacted legislation which introduced a new flat rate business tax effective January 1, 2008 (16.5% in 2008, 17% in 2009 and 17.5% thereafter) and a new 2% tax on cash deposits effective July 1, 2008. The Company was not subject to the flat tax in 2009 and 2008.
NON-CONTROLLING INTERESTS
The non-controlling interests relate to Goldcorp’s non-wholly owned subsidiaries, Terrane (65%), and Silver Wheaton (48%), until February 14, 2008, at which time, Goldcorp disposed of its 48% interest.
Silver Wheaton: As a result of the acquisition of Wheaton River Minerals Ltd. (“Wheaton”) on February 14, 2005, Goldcorp acquired Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. Following various share issuances by Silver Wheaton, Goldcorp’s interest in Silver Wheaton declined to 49% at January 1, 2007. Additional share issuances by Silver Wheaton from the exercise of stock options and warrants outstanding decreased Goldcorp’s interest from 49% to 48% during 2007. In the first quarter of 2008, prior to the disposition of Silver Wheaton shares on February 14, 2008, stock options, warrants and restricted share units held by non-controlling interests were exercised and resulted in a 0.1% dilution in Goldcorp’s interest. The Company continued to consolidate Silver Wheaton up to the date of disposition of its interests on February 14, 2008, as it maintained control over Silver Wheaton due to the influence it exerted on the board of directors.
The non-controlling interests’ share of Silver Wheaton’s net earnings for 2008, prior to Goldcorp’s disposition of its Silver Wheaton shares, amounted to $7.3 million (year ended December 31, 2007 - $47.0 million).
Terrane: In 2006, the Company sold certain of its Canadian exploration interests, including the Mt. Milligan gold/copper project in Canada to Terrane in exchange for 240 million convertible Series A preferred shares of Terrane at a price of C$0.50 per share. On an as-converted basis, Goldcorp would own an 81% equity interest in Terrane, and, as a result, non-controlling interests of $22 million was recognized on acquisition of Terrane. Following the issuance of common shares and common share purchase warrants in a private placement on November 3, 2006, Goldcorp’s interest in Terrane declined to 77% at January 1, 2007.
On June 21, 2007, Terrane closed a C$25 million public offering of 30.8 million common shares at a price of C$0.65 per share and 6.25 million flow-through shares at a price of C$0.80 per share. On July 23, 2007, Terrane closed a private placement of 5.6 million common shares at a price of C$0.65 per share for gross proceeds of C$3.6 million. These transactions resulted in a decrease in Goldcorp’s interest in Terrane from 77% to 68%, and an increase in non-controlling interests of $20.1 million.
During the third quarter of 2008, Terrane closed a private placement of 10.0 million flow through common shares at a price of C$0.55 per share for gross proceeds of C$5.5 million. The private placement in addition to issuances of common shares from exercises of stock
GOLDCORP   |   40

(in United States dollars, tabular amounts in millions, except where noted)
options outstanding resulted in a decrease in Goldcorp’s interest in Terrane from 68% to 66% and an increase in non-controlling interests of $4.5 million.
During the fourth quarter of 2009, Terrane issued 4.8 million common shares resulting from exercises of stock options and common share purchase warrants outstanding. This resulted in a decrease in Goldcorp’s interest in Terrane from 66% to 65% and an increase in non-controlling interests of $1.9 million. The non-controlling interests’ share of Terrane’s net loss during the year ended December 31, 2009 was $2.0 million (2008 – share of net earnings of $0.4 million; 2007 – share of net loss of $0.9 million).
DISCONTINUED OPERATION – LA COIPA MINE, CHILE (Goldcorp’s interest – 50%)
On December 21, 2007, Goldcorp acquired Kinross’ 49% share of the Porcupine gold mines in north-eastern Ontario and its 32% share of the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa gold/silver mine in Chile (“La Coipa”) and $200.0 million in cash. As a result, La Coipa, previously disclosed as a separate operating segment, was retroactively reclassified as a discontinued operation. The following table presents selected data for Goldcorp’s 50% interest in La Coipa:

Operating Data	2007(1)

Tonnes of ore milled	1,704,100
Average mill head grade (grams/tonne)
– Gold	1.11
– Silver	183
Average recovery rate
– Gold	76%
– Silver	72%
Produced (ounces)
– Gold	46,100
– Silver	7,235,300
Sold (ounces)
– Gold	42,400
– Silver	7,402,600
Average realized price (per ounce)
– Gold	$711
– Silver	$13.36
Total cash costs per gold ounce (2)	$(1,152)
Financial Data

Revenues	$128.8
Earnings from operations	$56.6

(1)	The results of La Coipa are included in Goldcorp’s financial results for the period to December 21, 2007, the date of disposition.

(2)
The calculation of total cash costs per gold ounce is net of by-product silver sales revenue. If silver production was treated as a co-product, average total cash costs for the year ended December 31, 2007 would be $275 per ounce of gold and $5.19 per ounce of silver.

Net earnings from discontinued operation, after tax, amounted to $84.7 million in 2007, including a $46.4 million gain recorded by the Company on the disposition of La Coipa.
GOLDCORP   |   41

(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs (by-product) per ounce to the consolidated financial statements:

	2009	2008	2007

Cash costs, continuing operations
Operating expenses per consolidated financial statements (2)	$1,187.3	$1,164.2	$953.8
Treatment and refining charges on concentrate sales	24.1	25.5	48.4
By-product silver and copper sales	(454.3)	(426.0)	(576.5)
Alumbrera export retention	(51.7)	(42.9)	(4.6)
San Martin operating expenses, in reclamation (3)	(0.1)	(19.6)	—
Realized gains on currency, heating oil and copper contracts	(6.9)	—	—
Non-cash and other adjustments	(6.2)	(0.1)	(5.3)

Total cash costs (by-product)	$692.2	$701.1	$415.8

Divided by ounces of gold sold (3)	2,344,700	2,293,200	2,211,000

Total cash costs (by-product) per ounce of gold (1)	$295	$305	$188

Cash costs, including discontinued operations
Operating expenses per consolidated financial statements (2)	$1,187.3	$1,164.2	$1,005.4
Treatment and refining charges on concentrate sales	24.1	25.5	48.9
By-product silver and copper sales	(454.3)	(426.0)	(677.4)
Alumbrera export retention	(51.7)	(42.9)	(4.6)
San Martin operating expenses, in reclamation (3)	(0.1)	(19.6)	—
Realized gains on currency, heating oil and copper contracts	(6.9)	—	—
Non-cash and other adjustments	(6.2)	(0.1)	(5.3)

Total cash costs (by-product)	$692.2	$701.1	$367.0

Divided by ounces of gold sold (3)	2,344,700	2,293,200	2,253,400

Total cash costs (by-product)per ounce of gold	$295	$305	$163

(1)	If silver and copper were treated as co-products, total cash costs of continuing operations would be $391 per ounce of gold (2008 — $391 per ounce, 2007 — $305 per ounce).

(2)	$69.4 million in royalties are included in operating expenses per the consolidated financial statements (2008 — $67.2 million, 2007 — $135.0 million).

(3)	San Martin mine ended its mining process in October 2007, and is therefore excluded from the figures above commencing 2008.
GOLDCORP   |   42

(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE – ADJUSTED NET EARNINGS
The Company has included non-GAAP performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements:

Year ended December 31	2009	2008	2007

Net earnings per consolidated financial statements	$240.2	$1,475.6	$460.1
Unrealized foreign exchange loss (gain) on translation of future income tax liabilities	324.3	(1,070.9)	54.6
Unrealized foreign exchange loss on translation of current taxes payable on disposition of Silver Wheaton shares	21.8	—	—
Unrealized loss (gain) on currency, heating oil and copper contracts , net of tax	2.3	(5.3)	2.4
Loss (gain) on securities, net of tax	(49.7)	105.9	(4.7)
Dilution loss (gains)	0.3	(2.2)	(10.0)
Gain on disposition of mining interests, net of tax	(15.1)	(0.5)	(15.6)
Gain on disposition of mining interests included in discontinued operation, net of tax	—	—	(46.4)
Gain on disposition of Silver Wheaton shares, net of tax	—	(136.5)	—
Write-down of mining interests, net of tax	17.3	30.9	—
Non-recurring withholding taxes accrual	27.9	—	—
Transaction costs expensed relating to issuance of convertible senior notes, net of tax	12.6	—	—
Write-off of Alumbrera export retention tax overpayment receivable, net of tax	6.3	—	—

Total adjusted net earnings	$588.2	$397.0	$440.4

Weighted average shares outstanding (000’s)	731,306	711,862	704,868

Adjusted net earnings per share	$0.80	$0.56	$0.62

	December 31	September 30	December 31
Three months ended	2009	2009	2008

Net earnings per consolidated financial statements	$66.7	$114.2	$958.1
Unrealized foreign exchange loss (gain) on translation of future income tax liabilities	122.6	17.5	(985.7)
Unrealized foreign exchange loss on translation of current taxes payable on disposition of Silver Wheaton shares	3.6	11.4	—
Unrealized loss on currency, heating oil and copper contracts , net of tax	4.2	2.7	0.7
Loss (gain) on securities, net of tax	(44.1)	(5.2)	81.2
Dilution gains	(0.4)	—	(0.3)
Gain on disposition of mining interests, net of tax	(15.1)	—	(0.5)
Write-down of mining interests, net of tax	17.3	—	30.9
Non-recurring withholding taxes accrual	27.9	—	—

Total adjusted net earnings	$182.7	$140.6	$84.4

Weighted average shares outstanding (000’s)	733,079	731,815	729,106

Adjusted net earnings per share	$0.25	$0.19	$0.12

GOLDCORP   |   43

(in United States dollars, tabular amounts in millions, except where noted)
FINANCIAL INSTRUMENTS AND RELATED RISKS
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse market movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:
Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents and derivative assets. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, ensure counterparties demonstrate minimum acceptable credit worthiness and ensure liquidity of available funds.
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests its cash and cash equivalents in highly rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its money market investments is considered to be low. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2009 is considered to be negligible. The Company’s foreign currency, heating oil and copper contracts are entered into with large international financial institutions with strong credit ratings.
The Company’s maximum exposure to credit risk at December 31 is as follows:

	2009	2008

Cash and cash equivalents	$874.6	$262.3
Accounts receivable	232.6	178.6
Current derivative assets	8.1	—

	$1,115.3	$440.9

Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the year ended December 31, 2009, the Company generated operating cash flows from continuing activities of $1,270.2 million (2008 — $866.0 million; 2007 — $650.7 million).
At December 31, 2009, Goldcorp held cash and cash equivalents of $874.6 million (2008- $262.3 million) and had working capital of $866.5 million (2008 — $274.5 million).
On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. At December 31, 2009, there was no amount outstanding under this credit facility. On July 8, 2008, Terrane entered into a credit agreement for an 18-month, non-revolving term loan facility of
GOLDCORP   |   44

(in United States dollars, tabular amounts in millions, except where noted)
up to C$40 million. On January 7, 2010, this credit facility was extended to May 7, 2010. At December 31, 2009, the amount outstanding was C$17.5 million ($16.7 million).
In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31:

	2009					2008

	Within 1	2 to 3	4 to 5	Over 5
	year	years	years	years	Total	Total

Accounts payable and accrued liabilities	$382.0	$—	$—	$—	$382.0	$282.6
Current derivative liabilities	11.4	—	—	—	11.4	—
Debt re-payments (principal portion)	16.7	—	862.5	—	879.2	5.3
Interest payments on convertible senior notes	19.9	34.5	34.5	—	88.9	—
Capital expenditure commitments	132.6	39.7	—	—	172.3	294.1
Minimum rental and lease payments	2.0	3.3	3.2	3.0	11.5	11.4
Reclamation and closure cost obligations	24.5	23.6	17.8	457.6	523.5	482.9

	$589.1	$101.1	$918.0	$460.6	$2,068.8	$1,076.3

At December 31, 2009, the Company had letters of credit outstanding and secured deposits in the amount of $270.9 million (2008 — $201.3 million).
In the opinion of management, the working capital at December 31, 2009, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2010 with a focus on commissioning Peñasquito in 2010 and further developing Pueblo Viejo are forecasted to be approximately $1.5 billion. These expenditures will be funded partly by available cash balances, cash flows from operations, available funding under the $1.5 billion revolving credit facility and anticipated project financing loan of approximately $1.0 billion ($400.0 million – Goldcorp’s share). The acquisitions completed in February 2010 will be funded by available cash balances and funding under the $1.5 billion revolving credit facility.
For the periods beyond 2010, cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.
Market Risk
(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, zinc and lead are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos and Guatemalan quetzals. The appreciation of non-US dollar currencies against the US dollar can increase the costs of gold, silver, copper, zinc and lead production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, value-added taxes and insurance receivables. At December 31, 2009, the Company had $3.7 billion of future income tax liabilities which arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006 and Gold Eagle in the third quarter of 2008 which are payable in local currencies. The future income tax liabilities are considered monetary items, which are translated each period end at current exchange rates, with the gain or loss recorded in earnings for the period.
GOLDCORP   |   45

(in United States dollars, tabular amounts in millions, except where noted)
The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than US dollars at December 31:

		Accounts
		receivable
		and other	Income and	Accounts
		current and	mining taxes	payable and		Future
	Cash and cash	long-term	receivable	accrued	Current	income tax
2009	equivalents	assets	(payable)	liabilities	debt	liabilities

Canadian dollar	$4.0	$10.8	$(167.5)	$(152.0)	$(16.7)	$(1,216.9)
Mexican peso	9.5	86.1	3.2	(128.9)	—	(2,371.7)
Argentinean peso	1.0	17.8	(49.8)	(55.5)	—	(107.5)
Guatemalan quetzal	3.5	12.1	—	(23.3)	—	(12.3)

	$18.0	$126.8	$(214.1)	$(359.7)	$(16.7)	$(3,708.4)

		Accounts
		receivable and	Income and	Accounts
		other current	mining taxes	payable and		Future
	Cash and cash	and long-term	receivable	accrued	Long term	income tax
2008	equivalents	assets	(payable)	liabilities	Debt	liabilities

Canadian dollar	$4.7	$13.9	$(6.8)	$(115.4)	$(5.3)	$(1,059.5)
Mexican peso	19.5	87.8	17.8	(104.1)	—	(2,174.3)
Argentinean peso	1.3	34.4	13.3	(35.0)	—	(139.3)
Guatemalan quetzal	1.2	11.2	—	(13.3)	—	(4.6)

	$26.7	$147.3	$24.3	$(267.8)	$(5.3)	$(3,377.7)

During the year ended December 31, 2009, the Company recognized a loss of $366.6 million on foreign exchange (2008 — gain of $1,058.9 million; 2007 — loss of $49.4 million). Of this amount, $324.3 million resulted from the translation of future income taxes denominated in currencies other than US dollars (2008 — gain of $1,070.9 million; 2007 — loss of $54.6 million). Based on the above net exposures at December 31, 2009, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $282.5 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the year ended December 31, 2009, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% and 30% of its annual Canadian dollar and Mexican peso operating expenditures over the next twelve months and subsequent thirteen to twenty four months, respectively. The Company entered into nominal foreign currency contracts during the fourth quarter of 2008 that matured within the quarter. No foreign currency contracts were entered into during the year ended December 31, 2007.
(ii) Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding revolving credit facility and non-revolving term loan and cash and cash equivalents. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate incurred by the Company during the year ended December 31, 2009 on outstanding balances under its revolving credit facility and non-revolving term loan was 0.83% (2008 – 4.12%; 2007 – 5.63%). At December 31, 2009, a 10% increase or decrease in the interest rate would result in a nominal decrease or increase in the Company’s after-tax net earnings. The average interest rate earned by the Company during the year ended
GOLDCORP   |   46

(in United States dollars, tabular amounts in millions, except where noted)
December 31, 2009 on its cash and cash equivalents was 0.22% (2008 — 2.68%; 2007 — 5.16%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax net earnings, respectively.
(iii) Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Profitability of the Company depends on metal prices for gold, silver, copper, zinc and lead. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. A 10% increase or decrease in metal prices would result in a $212.0 million increase or decrease in the Company’s after-tax net earnings, respectively. The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% of its base metal sales volume over the next fifteen months to manage its exposure to fluctuations in base metal prices.
The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel and electricity. A 10% increase or decrease in diesel market prices would result in an $8.0 million decrease or increase in the Company’s after-tax net earnings, respectively. The Company does not intend to hedge against diesel price fluctuations in Mexico as the government regulates the domestic market. The Company has entered into contracts to hedge against diesel price fluctuations in Canada and the United States through NYMEX heating oil contracts as a proxy for diesel. Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.
CAPITAL RESOURCES
The capital of the Company consists of items included in shareholders’ equity and long-term debt, net of cash and cash equivalents as follows:

At December 31	2009	2008

Equity	$15,493.2	$14,959.1
Current and long-term debt	735.7	5.3

	16,228.9	14,964.4
Less: cash and cash equivalents	(874.6)	(262.3)

	$15,354.3	$14,702.1

At December 31, 2009, there was no externally imposed capital requirement, to which the Company is subject, which the Company has not complied with.
During the year ended December 31, 2009, the Company invested a total of $1,356.4 million in mining interests, including $521.8 million at Peñasquito, $329.4 million at Pueblo Viejo, $109.8 million at Red Lake, $78.9 million at Musselwhite, $72.8 million at Los Filos and $66.6 million at Éléonore. These expenditures were funded primarily from cash flows from operations.
As at March 11, 2010, there were 733.9 million common shares of the Company issued and outstanding and 13.6 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$8.06 per share to C$39.77 per share. In addition, the Company had 9.2 million share purchase warrants outstanding, of which 8.4 million are exchangeable for 8.4 million common shares at an exercise price of C$45.75 per share until June 9, 2011. The remaining 0.8 million share purchase warrants are exchangeable for 0.8 million common shares at an exercise price of C$34.76 per share until June 26, 2011.
Cash dividend payments for the period totaled $131.7 million (2008 — $128.7 million; 2007 — $126.9 million).
GOLDCORP   |   47

(in United States dollars, tabular amounts in millions, except where noted)
OTHER RISKS AND UNCERTAINTIES
Foreign Operations
In 2009, the Company’s operations were conducted in Canada, the United States, Mexico, Argentina, Guatemala and the Dominican Republic, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of properties, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with other interests.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.
Government Regulation
The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.
Environmental Regulation
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s financial position and results of operations.
Government approvals and permits are required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned development and exploration of its mineral properties.
GOLDCORP   |   48

(in United States dollars, tabular amounts in millions, except where noted)
Other
For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business – Risk Factors” in the annual information form for the year ended December 31, 2009, available on SEDAR at www.sedar.com.
CRITICAL ACCOUNTING POLICIES
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s 2009 annual consolidated financial statements describes all of the Company’s significant accounting policies.
Inventories
Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value.
The Company records the costs of mining ore stacked on its leach pads and in process at certain of its mines as heap leach ore and work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to earnings and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of heap leach ore and work-in-process inventories include quantities of ore stacked on leach pads, recoverable ounces of gold contained in ore stacked on leach pads, recoverable ounces of gold in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its heap leach ore and work-in-process inventories, which would reduce the Company’s earnings and working capital. At December 31, 2009 the average costs of inventories are significantly below the net realizable values.
Mining Interests
The Company records mining interests at cost. In accordance with Canadian GAAP, the Company capitalizes production expenditures net of revenues received during the period prior to reaching operating levels intended by management as part of the cost of mining properties. Exploration costs are expensed as incurred to the date of establishing that costs incurred are economically recoverable, at which time exploration costs are capitalized and included in the carrying amount of the related property.
A significant portion of the Company’s mining properties is depleted using the unit-of-production method. Under the unit-of-production method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amount of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.
The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For producing properties, this assessment is based on the expected undiscounted future net cash flows to be generated from the mine. For non-producing properties, this assessment is based on whether factors that indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amount of its mining properties, which would reduce the Company’s earnings and net assets. A review of the Company’s mining properties and related plant and equipment at December 31, 2009 indicated that their
GOLDCORP   |   49

(in United States dollars, tabular amounts in millions, except where noted)
estimated undiscounted future net cash flows are in excess of their carrying amounts, with the exception of El Limón. The Company recognized a $24.0 million before tax ($17.3 million after tax) write-down of its investment in El Limón during the fourth quarter of 2009 as a result of the sales transaction which closed on February 24, 2010, for sales proceeds below the carrying amount of the investment prior to the write-down.
Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amount of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s earnings and net assets.
Goodwill and Impairment Testing
The Company’s business combinations are accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities assigned to the reporting unit.
The Company performs an impairment test, on an annual basis, to determine whether the carrying amounts of goodwill are no longer recoverable. To accomplish this, the Company compares the reporting units’ fair values to their carrying amounts. If a reporting unit’s carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to the carrying amount, and any excess of the carrying amount over the fair value is charged to earnings. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. A review of the Company’s reporting units at December 31, 2009 indicated that there is no impairment of goodwill at December 31, 2009.
Reclamation and Closure Cost Obligations
The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Canadian GAAP requires the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash flows underlying the initial fair value measurements which result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the unit-of-production method. If the estimates of costs or of recoverable reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties or increase the amount of future depletion expense. A write-down of the carrying amounts of mining properties due to changes in estimates of costs will have a corresponding impact to the associated liabilities and no impact to net assets. An increase to future depletion expense due to a reduction in the amount of reserves expected to be recovered would reduce the Company’s earnings and net assets.
Assumptions used in determining the Company’s reclamation and closure cost obligations at December 31, 2009 include an inflation rate of 2%, discount rate of 5% and the Canadian dollar and Mexican peso at 1.10 and 12.00, respectively, to the US dollar. A 10% increase or decrease in inflation and exchange rates and 10% decrease or increase in discount rate would result in an increase or decrease of $65.8 million to the reclamation and closure cost obligation balance at December 31, 2009.
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(in United States dollars, tabular amounts in millions, except where noted)
Future Tax Assets and Liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not more likely than not to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning strategies if the strategies are feasible and implementable without significant obstacles.
The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.
The recoverability of future income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded at December 31, 2009.
Foreign Currency Translation
The measurement currency of the Company and its foreign operations is the US dollar and therefore the operating results of the Company’s foreign operations are translated using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies that are not measured at fair value are translated using the rates of exchange at the transaction dates; non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; income statement items denominated in foreign currencies are translated using the average monthly exchange rates; and the resulting foreign exchange gains and losses are included in earnings. Of the $366.6 million loss on foreign exchange recognized during the year ended December 31, 2009, $324.3 million related to the translation of future income taxes primarily denominated in Canadian dollar and Mexican peso.
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(in United States dollars, tabular amounts in millions, except where noted)
RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
Accounting policies implemented effective January 1, 2007
On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”)’s new Handbook Sections 1530 — Comprehensive Income, 3251 – Equity, 3855 – Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 3865 – Hedges, which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income (“OCI”) and establish the standards for hedge accounting for fiscal years beginning on or after October 1, 2006. As a result of adopting these new standards, the Company recorded a non-cash increase of $12.3 million to opening marketable securities, a non-cash increase of $58.3 million to opening investments, a non-cash increase of $12.5 million to future income and mining taxes, a non-cash increase of $15.9 million to non-controlling interests, a non-cash pre-tax increase of $54.7 million to AOCI ($42.2 million net of tax) for the change in accounting for financial assets classified as available-for-sale and measurement at fair value instead of cost and the retroactive reclassification to AOCI of $101.9 million in cumulative unrealized foreign exchange translation adjustment. In addition, the Company recorded a non-cash increase of $12.2 million to opening investments, a non-cash decrease of $1.4 million to future income and mining taxes, a non-cash increase of $2.5 million to non-controlling interests and a non-cash increase of $11.1 million to opening retained earnings for the change in accounting for derivatives classified as held-for-trading and measurement at fair value instead of cost, and a non-cash decrease of $1.5 million to opening retained earnings for the elected change in accounting for debt issue costs.
Accounting policies implemented effective January 1, 2008
On January 1, 2008, the Company adopted three new presentation and disclosure standards issued by the CICA. CICA Handbook Sections 3862 — Financial Instruments – Disclosures and 3863 - Financial Instruments – Presentation which replace Section 3861 — Financial Instruments – Disclosure and Presentation (“Section 3861”) for fiscal years beginning on or after October 1, 2007, incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure of risks, including both qualitative and quantitative information about the risk exposures arising from financial instruments. CICA Handbook Section 1535 — Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with external capital requirements and, if the entity has not complied, the consequences of such non-compliance.
CICA Handbook Section 3031 — Inventories (“Section 3031”) which replaces CICA Handbook Section 3030 — Inventories for fiscal years beginning on or after January 1, 2008, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, and requires impairment testing and reversals of write-downs previously recorded when there is clear evidence of an increase in net realizable value. The adoption of Section 3031 effective January 1, 2008 did not result in a material impact on the Company’s consolidated financial statements.
On July 1, 2008, the Company adopted Emerging Issues Committee (“EIC”) 172 – Income Statement Presentation Of A Tax Loss Carryforward Recognized Following An Unrealized Gain Recorded In Other Comprehensive Income (“EIC-172”) issued by the CICA. EIC-172 which is applicable for periods ending on or after September 30, 2008, requires that the tax benefit from the recognition of previously unrecognized tax loss carry forwards consequent to the recording of unrealized gains on available-for-sale financial assets in OCI be recognized in earnings retrospectively. The adoption of EIC-172 did not result in a material impact on the Company’s consolidated financial statements.
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(in United States dollars, tabular amounts in millions, except where noted)
Accounting policies implemented during 2009
On January 1, 2009, the Company adopted CICA Handbook Section 3064 — Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 — Goodwill and Other Intangible Assets (“Section 3062”) and 3450 — Research and Development Costs for fiscal years beginning on or after October 1, 2008. Various changes were made to other sections of the CICA Accounting Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not result in a material impact on the Company’s consolidated financial statements.
Effective January 1, 2009, the Company adopted EIC Abstract 173 — Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”) issued by the CICA. EIC-173, which is applicable for periods ending on or after January 20, 2009 with earlier adoption encouraged, provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of an entity’s financial assets and financial liabilities, including derivative instruments. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.
In March 2009, the Company adopted EIC Abstract 174 — Mining Exploration Costs (“EIC-174”) issued by the CICA, which replaces EIC Abstract 126 — Accounting by Mining Enterprises for Exploration Costs (“EIC-126”) for financial statements issued after March 27, 2009, to provide additional guidance for mining exploration enterprises on the capitalization of exploration costs, when an assessment of impairment of these costs is required and conditions indicating impairment. The adoption of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.
In June 2009, the Company adopted the amendments made by the CICA to Handbook Section 3862 – Financial Instruments – Disclosures to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The additional disclosures are applicable to annual financial statements commencing with the Company’s annual consolidated financial statements for its fiscal year ended December 31, 2009.
On July 1, 2009, the Company adopted the amendments made by the CICA to Handbook Section 3855 – Financial Instruments – Recognition and Measurement (“Section 3855”) to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for reclassifications made on or after July 1, 2009. All other amendments are applicable as of January 1, 2009. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements.
Accounting policies to be implemented effective January 1, 2010
In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is required for the Company’s business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are required for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time.
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(in United States dollars, tabular amounts in millions, except where noted)
The Company has early adopted these sections effective January 1, 2010. As a result of the Section 1582 definition of a business being an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to its investors and owners, acquisitions of exploration properties, including the Camino Rojo and El Morro projects completed on February 4, 2010 and February 16, 2010, respectively, would be accounted for as business combinations. The adoption of Section 1582 will also have an impact on the treatment of transaction costs relating to these business combination transactions. Transaction costs accounted for under Section 1582 are no longer capitalized but rather, expensed as incurred. In accordance with Section 1602, non-controlling interests will be classified as part of equity and net earnings or losses and total comprehensive income or losses will include the portion attributable to non-controlling interests.
Accounting policies to be implemented effective January 1, 2011
In June 2009, the CICA amended Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Earlier adoption is permitted. At December 31, 2009, the Company had no debt instruments to which the Section 3855 amendments would be applicable.
On December 24, 2009, the CICA issued EIC Abstract 175 – Multiple Deliverable Revenue Arrangements (“EIC-175”). EIC-175 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EIC-175 is applicable to revenue arrangements with multiple deliverables entered into or materially modified on or after January 1, 2011. Earlier adoption is permitted. The Company does not anticipate early adopting EIC-175. The Company plans to adopt revenue recognition principles in accordance with IFRS effective January 1, 2011 and does not anticipate that this adoption will have a material impact on the Company’s consolidated financial statements.
International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises are required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. The Company will issue its first annual and interim consolidated financial statements prepared under IFRS for its fiscal year ended December 31, 2011 and three months ended March 31, 2011, respectively, with restatement of comparative information presented. The transition to IFRS will impact the Company’s accounting policies as noted below, information technology and data systems, internal control over financial reporting, disclosure controls and procedures and financial expertise and training requirements. The transition may also impact business activities such as agreed terms of certain contractual arrangements, including debt covenants and debt and equity settlement provisions.
The four phases of the Company’s transition plan are as follows: scoping and planning, detailed assessment, operations implementation and post implementation. The Company has prioritized and assigned the appropriate resources to the project to develop an effective plan and continues to assess resource and training requirements. The scoping and planning phase (“phase 1”) involved establishing a project steering and technical committee and a project management team, mobilizing organizational support for the transition plan, obtaining stakeholder support for the project, identifying key areas affected and developing a project charter, implementation plan and communication strategy. The steering and technical committee is comprised of members of senior executive management and is responsible for final approval of project recommendations, including selected IFRS accounting policies, and deliverables to the audit committee and board. The Company completed phase 1 during the first quarter of 2009. The detailed assessment phase (“phase 2”) involved identification of significant differences between the Company’s current accounting policies under Canadian GAAP and those permitted under IFRS, selection of accounting policies in accordance with IFRS and transitional exemptions, estimation of quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted. The Company completed phase 2 during the fourth
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(in United States dollars, tabular amounts in millions, except where noted)
quarter of 2009. The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Implementation of changes to the reporting and system processes to support preparation of the IFRS opening balance sheet at January 1, 2010 was completed in March 2010. Review and approval of the changes implemented will be finalized by the end of March 2010. Phase 3 also includes ongoing training for key personnel, identification and documentation of impact and required changes to, and ensuring the effectiveness of, the Company’s internal control environment and disclosure controls and procedures. This stage of phase 3 will be conducted throughout 2010. The post implementation phase will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond.
The Company has identified the key differences between the Company’s current accounting policies under Canadian GAAP and those it expects to apply in preparing its first IFRS financial statements. These differences are based on IFRS standards effective as at the date of this document. The International Accounting Standards Board (“IASB”) continues to amend and add to current IFRS standards with several projects underway. The Company’s transition plan includes monitoring actual and anticipated changes to IFRS and related rules and regulations and assessing the impacts of these changes on the Company and its financial statements, including expected dates of when such impacts are effective. Key differences identified as of the date of this document are as follows:
Impairment of mining interests and goodwill
Under IFRS, impairment is assessed using a one-step process which compares the carrying amount to the recoverable amount, calculated as the greater of the value in use, being the estimated discounted future expected pre-tax cash flows, and fair value less costs to sell, of the asset being tested. Accordingly, upon adoption of IFRS, the Company will assess impairment of its mining interests, by site, by comparing the carrying amounts of its mining interests to the values in use for those sites without significant exploration potential properties. For these sites, impairment may result from the use of the one-step process under IFRS, while no impairment exists using the two-step process under Canadian GAAP. For those sites with significant exploration potential properties, the Company will assess impairment by comparing the carrying amounts of the relevant mining interests, net of related future income taxes, to the fair values less costs to sell, being the estimated discounted future after-tax cash flows plus an in-situ value for exploration potential mining properties and additional discounted amount for net cash flows from significant future expansion, less estimated costs to sell. For these sites, the process for assessing impairment under IFRS is similar to the process under Canadian GAAP, except that cash flows used under Canadian GAAP are on an undiscounted basis where goodwill is not applicable.
Under IFRS, an impairment loss is recorded for the difference between the carrying amount and the greater of value in use and fair value less costs to sell of a mining interest. Where goodwill is applicable, the carrying amount of goodwill is included in the carrying amount being assessed. The resulting impairment loss, if any, is allocated first to reduce goodwill to zero, with the remaining amount allocated to the mining interest. Reversals of impairment losses are recognized in the periods the reversals occur. When an impairment loss reverses in a subsequent period, the carrying amount of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversal of impairment losses is not permitted under Canadian GAAP.
The Company is in the process of assessing its mining interests and goodwill for impairment at December 31, 2009 in accordance with IFRS for the purpose of its opening IFRS balance sheet at January 1, 2010.
Deferred taxes
Under IFRS, deferred income taxes, called “future income taxes” under Canadian GAAP, are recognized for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translations of the cost of non- monetary assets or liabilities denominated in other than US dollars, the Company’s functional currency. Under Canadian GAAP,
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(in United States dollars, tabular amounts in millions, except where noted)
these temporary differences are not accounted for. The Company owns significant mining interests with costs denominated in non-US dollars. Accordingly, a weakening in foreign currencies, primarily the Mexican peso and Canadian dollar, would result in additional deferred income taxes recognized by the Company.
Under IFRS, deferred income taxes are recognized for temporary differences relating to stock options issued by US entities to US employees, measured as the difference between the exercise price of the options vested and the market price of the underlying shares. Under Canadian GAAP, these temporary differences are not accounted for. Accordingly, the Company expects to recognize additional deferred income taxes relating to its Wharf and Marigold operations.
Under IFRS, deferred income taxes are not recognized for temporary differences that arise from differences between the fair values and tax bases of assets acquired in transactions other than a business combination. Under Canadian GAAP, future income taxes are recognized for such temporary differences. The resulting future tax liability/asset under Canadian GAAP is recognized as a bump up/grind down of the carrying value of the related asset. For purposes of the opening IFRS balance sheet at January 1, 2010, the Company has not acquired any assets which would be considered as acquired in a transaction other than a business combination under IFRS to which this accounting policy difference would apply. In addition, the Company does not expect to acquire assets subsequent to the opening IFRS balance sheet date which would be considered as acquired in a transaction other than a business combination under IFRS.
Under IFRS, the Company will present foreign exchange gains and losses from translation of deferred income taxes as part of deferred income tax expense, as compared to other income and expense under Canadian GAAP.
Classification and measurement of financial liabilities
Under IFRS, share purchase warrants issued with exercise prices denominated in currencies other than the US dollar, the Company’s functional currency, are classified and presented as financial liabilities and measured at fair value. Under Canadian GAAP, all warrants are presented as equity. At December 31, 2009, the Company had $50.0 million in warrants with C$ exercise prices included in equity. For the purpose of the Company’s opening IFRS balance sheet at January 1, 2010, these warrants would be removed from equity, re-measured at fair value with the difference between fair value and the amount removed from equity being recognized as an adjustment to opening retained earnings. An additional opening retained earnings adjustment would be recorded for warrants previously exercised, calculated as the difference between the fair values of the warrants on the dates of exercise and the amounts recorded in equity.
Under IFRS, the issuer’s option to settle in cash upon conversion results in the conversion feature of convertible debt being accounted for as an embedded derivative which must be separately accounted for at fair value on initial recognition. The carrying amount of the debt, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the conversion feature. The fair value of the conversion feature is measured using the Binomial method. Transaction costs are allocated to the debt and derivative components in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the derivative component are expensed, while costs allocated to the debt component are included in the carrying amount of the liability and included in the determination of the effective interest rate. Subsequent to initial recognition, the derivative component is re-measured at fair value at each balance sheet date while the debt component is accreted to the face value of the debt using the effective interest rate. The Company has the option to settle in cash upon conversion of the convertible senior notes issued on June 5, 2009. Accordingly, the Company expects to record an opening IFRS balance sheet adjustment to account for the convertible debt, as a liability with an embedded derivative component measured at fair value, and adjust the portion of transaction costs expensed.
Measurement of reclamation and closure cost obligations
Under IFRS, the Company’s obligation for reclamation and closure costs is measured based on management’s best estimate of future expenditures required to settle the obligation at the balance sheet date, discounted using the applicable country-specific risk
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(in United States dollars, tabular amounts in millions, except where noted)
free rates. Under Canadian GAAP, this obligation is measured based on the fair value of future estimated expenditures using quoted market prices where applicable, discounted using the Company’s credit-adjusted risk-free rate. The Company does not expect the change in accounting policy for reclamation and closure cost obligations to result in a material impact on its consolidated financial statements.
Under IFRS, the Company will present accretion of its reclamation and closure cost obligations as part of finance costs, as compared to depreciation and depletion under Canadian GAAP.
Plant and equipment
Under Canadian GAAP, costs incurred for plant and equipment on initial recognition are allocated to significant components when practicable. Costs incurred subsequent to the initial purchase of plant and equipment are capitalized when they constitute a betterment, which occurs when the productive capacity or useful life of an existing asset is increased or when the associated operating costs is decreased. Otherwise, these costs are expensed. Under IFRS, costs incurred for plant and equipment on initial recognition are allocated to significant components, capitalized and depreciated separately over the estimated useful lives of each component. Practicability of allocating to significant components is not considered under IFRS. Costs incurred subsequent to the initial purchase of plant and equipment are capitalized when it is probable that future economic benefits will flow to the Company over a period and the costs can be measured reliably. Upon capitalization, the carrying amount of components replaced, if any, are derecognized. The Company expects to record an opening IFRS balance sheet adjustment at January 1, 2010 to reflect the retrospective componentization of its surface mobile equipment and accounting for costs incurred subsequent to initial purchases in accordance with IFRS.
Accounting for joint ventures
Under the current IFRS standard, IAS 31 - Interests in Joint Ventures, the Company has the option to account for its interest in Alumbrera using proportionate consolidation, similar to its accounting policy under Canadian GAAP. The IASB issued Exposure Draft 9 – Joint Arrangements (“ED-9”) in September 2007 with comments due January 2008. ED-9 proposed to eliminate the choice to proportionately consolidate jointly controlled entities and required such entities to be accounted for using the equity method. The new IFRS standard for joint arrangements which was originally planned for issuance in the third quarter of 2009 has not yet been issued. During the second quarter of 2009, the IASB commenced redeliberations of ED-9 and now proposes to allow proportionate consolidation of a jointly controlled entity if the agreement between joint venture partners indicate that the rights of each joint venture partner to the assets and net earnings of the joint arrangement, and obligations of each joint venture partner to the risks and liabilities of the joint arrangement are in proportion to their respective interests in the joint arrangement. The IASB continues to discuss various items on this topic and expects publication of the final Standard at the end of the second quarter of 2010.
IFRS 1 – First-time adoption of International Financial Reporting Standards (“IFRS 1”)
IFRS 1 governs the first-time adoption of IFRS. In general, accounting policies adopted in accordance with IFRS are to be applied retrospectively. IFRS 1 allows certain exemptions from retrospective application. The exemptions the Company intends to elect to apply in preparing its first IFRS financial statements include:
(a)
Not accounting for business combinations that occurred prior to January 1, 2010 using the principles of IFRS 3 – Business combinations, which are equivalent to the principles of Section 1582 under Canadian GAAP which the Company adopted effective January 1, 2010 on a prospective basis;

(b)	Measuring certain mining properties and plant and equipment at deemed cost on January 1, 2010, being the related assets’ fair values on that date;
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(in United States dollars, tabular amounts in millions, except where noted)
(c)
Not applying the recognition and measurement principles of IFRIC 1 – Changes in Existing Decommissioning, Restoration and Similar Liabilities for changes in such liabilities that occurred prior to January 1, 2010; and instead measuring the Company’s reclamation and closure cost obligations at fair value on January 1, 2010, estimating the amounts that would have been included in the cost of the related mining properties when the obligations first arose using the applicable historical country-specific risk free rates and recalculating the accumulated depreciation and depletion for such assets at January 1, 2010;

(d)
Not re-measuring stock-based compensation expense relating to stock options and restricted share units granted prior to November 7, 2002 and those granted after November 7, 2002 but have vested as at January 1, 2010;

(e)	Recognizing the cumulative effect of actuarial gains and losses on defined benefit pension plans in retained earnings at January 1, 2010; and
(f)	Recognizing the cumulative translation differences from translating foreign operations previously recorded in AOCI in retained earnings at January 1, 2010.
OUTLOOK
The Company expects to produce approximately 2.6 million ounces of gold at an average by-product cash cost of $350 per ounce and co-product cash cost of $450 per ounce in 2010. Forecast production increases at most of Goldcorp’s mines are expected to be offset by planned declines at El Sauzal as the mine approaches the end of its life, and at Porcupine with the processing of low-grade stockpiled ore at the Pamour pit. Gold production levels on a quarterly basis are expected to ramp up steadily throughout 2010. Assumptions used to forecast total cash costs for 2010 include $1,000 per ounce for gold, by-product prices of $16.00 per ounce for silver, $2.75 per pound for copper, and $0.80 per pound for zinc and lead, an oil price of $80.00 per barrel and the Canadian dollar and Mexican peso at 1.05 and 13.00, respectively, to the US dollar.
Capital expenditures for 2010 are forecast at $1.5 billion, including $0.5 billion for Pueblo Viejo, $0.3 billion for Peñasquito, $0.2 billion for Red Lake and $0.1 billion for Porcupine. Exploration expenditures in 2010 are expected to amount to $130.0 million, of which approximately one-half will be expensed, with efforts focused on replacing reserves mined throughout the year. Corporate administration expense, excluding stock based compensation, is forecast at $95.0 million for the year. Depreciation and depletion expense is expected to be $598.0 million, and the Company expects an overall effective tax rate of 32% for 2010.
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(in United States dollars, tabular amounts in millions, except where noted)
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s internal control over financial reporting includes policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that evaluation, management and the Chief Executive Officer and Chief Financial Officer have concluded that, as at December 31, 2009, the Company’s internal control over financial reporting was effective.
There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed
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(in United States dollars, tabular amounts in millions, except where noted)
in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Limitation on Scope of Design
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Alumbrera, a proportionately consolidated entity in which the Company has a 37.5% interest, as the Company does not have the ability to dictate or modify controls at the entity. Alumbrera constitutes 4% of total assets, 3% of net assets, 20% of earnings from operations and 43% of net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2009.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop material forward-looking statements are disclosed throughout this document. Forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the successful integration of acquisitions; risks related to international operations; risks related to joint venture operations; risks related to general economic conditions and credit availability, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of metals including gold, silver and copper; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates, actual resolutions of legal and tax matters, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2009, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Information reflected in forward-looking statements are reviewed periodically by the Company’s management. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2009, and other continuous disclosure documents filed by Goldcorp available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.
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